4/20

04024550

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smedvig

*CURRENT ADDRESS

BEST AVAILABLE COPY

PROCESSED

**FORMER NAME APR 26 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3551 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 4/26/04



ARLS
12-31-03
RECEIVED
2004 APR 20 P 12:46

# Annual Report 2003

Smedvig

Smedvig is a leading offshore drilling contractor headquartered in Stavanger, Norway.

The Company's activities cover drilling within three main markets:

- Mobile units
- Tender rigs
- Well services

Smedvig's fleet of mobile units consists of the two modern semi-submersible rigs West Alpha and West Venture, the ultra large jack-up rig West Epsilon and the deepwater drillship West Navigator.

The Company is the world's leading operator of self-erecting tender rigs with a fleet of eight tender rigs and three semi-tenders. Six of the units are wholly owned by Smedvig, while five are owned by the Malaysian company Varia Perdana, in which Smedvig owns 49 percent.

Smedvig offers well services including production drilling, wireline operations and engineering services on fixed and floating installations in the Norwegian sector of the North Sea.

Smedvig has more than 30 years experience from drilling operations in harsh environments in Europe's northern offshore areas and from operations of tender rigs in Southeast Asia.

The Company generated revenues of approximately NOK 3 billion in 2003 and has some 2,800 employees.

Smedvig is listed on the Oslo Stock Exchange and the New York Stock Exchange and has a market capitalization of approximately US$ 790 million/NOK 5.5 billion (March 2004).



# Contents



10
22
28
34

# 2003







# Strong operational performance

**MOBILE UNITS**

- Improved fleet utilization and operating profit.
- New contracts worth US$ 57 million for West Alpha.
- Extension of contract with Norsk Hydro for West Venture worth US$ 180 million.
- Prolonged contract for West Epsilon with BP for the Valhall-field.
- New deepwater drilling contracts totaling US$ 282 million for West Navigator.

## TENDER RIGS

- Reduced operating profit due to scheduled yard-stays and weaker US dollar.
- New long-term contract with Brunei Shell for West Pelaut worth US$ 100 million.
- New tender rig T-9 ordered for delivery first quarter 2004.
- Commencement of first ever tender assisted deepwater drilling operation.
- New contracts with Total for West Menang and T-8 in West Africa worth US$ 46 million.
- The Smedvig and Crest Petroleum joint venture Varia Perdana acquired the tender rigs T-9 and Teknik Berkat.







# secures new contracts

## WELL SERVICES

- Improved operating profit.
- Prolonged platform-drilling contract on the Gyda field for Talisman.
- Two-year contract extension with BP on the Ula and Valhall fields.

## OTHER

- Esso was awarded NOK 667 million in compensation in the litigation between Esso and Smedvig concerning the Balder FPU.
- Smedvig received NOK 174 million from Keppel FELS in the settlement concerning the construction of the Balder FPU.

# Key financial figures

| NOK mill. | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **INCOME STATEMENT** | | | | | |
| Revenues | 3,037 | 3,354 | 3,816 | 3,588 | 3,119 |
| EBITDA | 953 | 941 | 1,536 | 1,384 | 1,134 |
| Operating profit (EBIT) | 530 | 413 | 996 | 852 | 786 |
| Net income | (88) | (802) | 1,068 | 76 | 577 |
| Average NOK/US$ | 7.09 | 7.99 | 8.99 | 8.80 | 7.80 |
| **BALANCE SHEET** | | | | | |
| Total assets | 7,605 | 7,562 | 10,951 | 11,094 | 10,225 |
| Drilling units | 5,213 | 5,283 | 8,142 | 7,912 | 8,063 |
| Cash and cash equivalents | 993 | 598 | 930 | 1,045 | 672 |
| Shareholders' equity | 3,062 | 3,379 | 5,068 | 4,145 | 4,071 |
| Interest bearing debt | 3,553 | 3,005 | 4,724 | 5,893 | 5,114 |
| NOK/US$ at year-end | 6.69 | 6.97 | 9.03 | 8.86 | 8.00 |
| **KEY FIGURES** | | | | | |
| EBITDA margin | 31% | 28% | 40% | 39% | 36% |
| EBIT margin | 17% | 12% | 26% | 24% | 25% |
| Return on equity | 3% | (19%) | 23% | 2% | 15% |
| Equity ratio | 40% | 45% | 46% | 37% | 40% |
| Return on capital employed | 7% | 5% | 10% | 9% | 9% |
| Earnings per share | (0.71) | (9.74) | 12.97 | 0.99 | 6.94 |
| Cash flow per share | 2.32 | 11.85 | 17.99 | 9.59 | 12.27 |
| Dividend per share | 1.25 | 1.00 | 1.50 | 1.25 | 1.00 |
| Book value per share | 37.71 | 41.11 | 61.59 | 50.02 | 49.38 |
| **VALUATION** | | | | | |
| Class A share price Dec. 31 | 51 | 33 | 73 | 87 | 52 |
| Class B share price Dec. 31 | 42 | 29 | 62 | 75 | 44 |
| P/E | N/A | N/A | 5.3 | 83.8 | 7.1 |
| P/CE | 20.7 | 2.7 | 3.9 | 8.7 | 4.0 |
| P/B | 1.3 | 0.8 | 1.1 | 1.7 | 1.0 |
| EV/EBITDA | 7.8 | 5.3 | 6.2 | 8.4 | 7.5 |

## DEFINITIONS

**Book value per share** - Shareholders' equity/Total number of outstanding shares

**Cash flow per share** - (Cash flow - minority interest)/Average number of shares outstanding

**Earnings per share** - (Net income - minority interest)/Average number of outstanding shares

**EBIT margin** - Operating profit/ Revenues

**EBITDA** - Operating profit plus depreciation and amortization

**EBITDA margin** - EBITDA/Revenues

**Enterprise value (EV)** - Market capitalization plus net interest bearing debt

**Equity ratio** - Equity/Total assets

**EV/EBITDA** - Enterprise value/EBITDA

**P/B** - Share price/Book value per share

**P/CE** - Share price/Cash flow per share

**P/E** - Share price/Earnings per share

**Return on capital employed** - (Operating profit + interest income)/ Average total assets

**Return on equity** - Net income/Average equity

# Vision

Setting the standard in drilling.

# Strategy

The strategy is to strengthen the Company's position as a preferred provider of offshore drilling services and pursue growth in selected international market segments. The Company seeks long-term contracts through well-established relationships with its customers.

*The key elements in the strategy platform are:*

- Smedvig is committed to providing customers with safe and efficient operations.
- Smedvig will perform high quality operations by combining state-of-the-art mobile units with experienced and skilled employees.
- Smedvig will capitalize on leading edge technology in deepwater operations.
- Smedvig will develop its strong position in the tender rig market and pursue further organic growth opportunities in conventional as well as deepwater areas.
- Smedvig will offer a diversified product range of well services through selected value-adding activities.

LETTER FROM THE CEO

# Well positioned for a market upturn

**In many ways the financial year 2003 proved to be a turning point for Smedvig. The uncertainty related to the Balder litigation was removed (although at a cost), the operational and safety performance showed strong progress and the market outlook developed favorably, especially for the mobile units.**

Smedvig has over the years disposed of older equipment and invested in new and modern assets. The focus has been on assets that are able to perform more demanding tasks for our customers such as the ability to operate in rougher weather, in deeper waters or drilling of more challenging wells including high temperature/high pressure and long-reach wells. The execution of this strategy has provided the Company with the most modern and efficient fleet of tender rigs, a competitive fleet of advanced tailor-made mobile units for harsh environments and deeper waters as well as a significant portfolio of well service contracts.

The Company's ambition is to be the preferred provider of offshore drilling services earning a dayrate every single day for our operations. We believe that in order to reach our objectives, high quality assets must be combined with leadership and competence in a skilled and experienced workforce. In addition, a sound management system is considered important in facilitating the interaction between the physical assets and the workforce in order to achieve operational excellence. This is in brief our long-term industrial approach to the Smedvig vision of *Setting the standard in drilling*.

To our satisfaction the safety performance showed strong progress in 2003. Overall, the number of lost-time accidents per million working hours was reduced by 25 percent, while the total recordable injury frequency for our mobile units and well services were reduced by 60 percent and 40 percent, respectively. Nevertheless, our strenuous efforts towards our ultimate goal of providing all our employees and those that work with us an injury and accident free working environment are continuing with full force.

The operational regularity for our tender rigs have been sound over the last years while the regularity



**KJELL E JACOBSEN**
CHIEF EXECUTIVE OFFICER

for our mobile units have been more volatile. The year 2003 provided a shift in the right direction for the mobile units as the operational regularity rose significantly. As an example, the economic utilization rate for the fifth generation semi-submersible rig West Venture increased from 84 percent to 99 percent. The progress we have made in our safety and operational performance during 2003 has clearly contributed to a number of new contracts from satisfied customers at acceptable terms in the current environment.

The market development during the first months of 2004 suggests that the outlook for our services has improved considerably. For our mobile units, the overall market has been soft for some time. But the observed trend is that the conditions for mobile units in all water depths are improving rapidly with a particularly swift shift in the market sentiment in Norway and for selected international deepwater units. For our tender rigs, the employment rate has been record-high the last years. This year, two of our tender rigs are being relocated to West Africa to commence operations offshore Congo. The re-entrance into the West African market will provide an important geographical diversification to our Southeast Asian operations in the endeavors to further develop the tender rig business. As a result of our confidence in a stronger tender rig market, we have decided to initiate construction of a new tender rig in Singapore with delivery scheduled for the second half of 2005.

In conclusion, our positive view of the market going forward combined with continued focus on the journey toward our vision of *Setting the standard in drilling*, make us look at the future with confidence and optimism.

# THE BOARD OF DIRECTORS



## PETER T SMEDVIG
CHAIRMAN

Peter T Smedvig has served as Chairman of the Board of Directors since 1989 and as Chairman of the Board in the private Smedvig companies since 1977. In connection with the private Smedvig companies' venture capital activity, he serves as Non-Executive Director of Deltex Medical Group Plc, a company listed on AIM (LSE). In 1986 and 1987, Mr Smedvig served as President of the Norwegian Shipowners Association. Peter T Smedvig was introduced to the oil and gas industry through his internships with Petrofina in 1971 and Elf Aquitaine in 1972 to 1973. Mr Smedvig earned a Bachelor of Arts degree from the University of Newcastle upon Tyne in 1970 and a Master of Business Administration degree from the Wharton School of Finance and Commerce, University of Pennsylvania in 1972.



## RAYMOND DE SMEDT

Raymond De Smedt has been a Director of Smedvig since 1994. Mr De Smedt is co-founder, vice-Chairman and President of Trefoil Oil Ltd. a privately held company involved in oil and gas exploration primarily in South America. Mr De Smedt has more than 40 years of experience in the international oil service industry, including several senior executive positions within the Schlumberger group in various global regions during the period from 1963 to 1994. Mr De Smedt is a Civil Engineer who graduated from the University of Mons in Belgium in 1962.



## SIRI B HATLEN

Siri B Hatlen has been a Director of Smedvig since 2001. She has 15 years of experience in the oil and gas industry, mainly within project management and she worked for Statoil from 1984 to 1995. From 1995 she has been acting CEO responsible for turnaround processes in various companies. She is Chairman of the Board of Helse Øst RHF, SIVA and Statens Lånekasse and serves as Director of various boards such as Kongsberg Gruppen, Interconsult ASA, Blom ASA, ECO Vannkraft AS, Mesta AS and NTNU. Mrs Hatlen graduated from the Norwegian Technical Institute with a MSc in process engineering/operations research in 1980 and she earned a Master of Business Administration from INSEAD, Fontainebleau in 1991.



## J LARRY NICHOLS

J Larry Nichols has been a Director of Smedvig since 1996. He is Chairman and Chief Executive Officer of Devon Energy Corporation, a public U.S. oil and gas exploration and production company listed on the American Stock Exchange. Mr Nichols co-founded Devon in 1971. Mr Nichols serves on the Board of Directors of Baker Hughes Incorporated, also Mr Nichols holds a geology degree from Princeton University and a law degree from the University of Michigan. He served as law clerk to Mr Chief Justice Earl Warren and Mr Justice Tom Clark of the U.S. Supreme Court.



## ANDREW C SALVESEN

Andrew C Salvesen has been a Director of Smedvig since 1990. Following three and a half years in the merchant navy, Mr Salvesen joined Christian Salvesen plc, a large diversified Scottish company in 1970, and was responsible for the development of that company's oil field service interests headquartered in Aberdeen over a 17 year period. He was a Director from 1989 until 1997 and joined the Board of Aggreko plc following the spin-off of that company from Christian Salvesen plc in September 1997. Mr Salvesen is Chairman of Roxar AS and Director of Eurohostels Ltd. Mr Salvesen was born in Edinburgh and educated in Scotland.

# Corporate Governance

**INTRODUCTION**

The business, property and affairs of Smedvig are managed under the direction of the Board of Directors in accordance with Norwegian law. Members of the Board are kept informed of the ongoing business through discussions with the Chairman of the Board and the Chief Executive Officer and other officers, by reviewing material provided to them on a regular basis, by visiting Company offices and drilling rigs and by participating in meetings of the Board.

**BOARD OF DIRECTORS**

The Board of Directors as well as the Chairman of the Board are elected by the shareholders at the Annual General Meeting. The Company's articles of association require the Board to have a minimum of three and a maximum of five Directors. The current number of Directors is five, all non-executive. The Directors serve for two-year periods and the retiring age for Board members is 68 years.

The Board is responsible for selecting the nominees for election to the Company's Board. In the selection process, the Board has to review the skills and characteristics required of Board members in the context of the current composition of the Board. The composition of the Board intends to encompass a broad range of skills, expertise, industry knowledge and diversity of opinion relevant to the Company's business. The remuneration of the Board is resolved by the General Meeting.

**BOARD MEETINGS**

The regular number of scheduled Board meetings per annum is eight with further meetings to be called at the discretion of the Board. The Chief Executive Officer is responsible for preparing the agenda for each Board meeting in co-operation with the Chairman of the Board and see to it that all Board members receive the agenda and other appropriate material in advance of scheduled meetings.

**CHIEF EXECUTIVE OFFICER AND EXECUTIVE MANAGEMENT**

The Board of Directors appoints the Chief Executive Officer. According to Norwegian legislation the Chairman of the Board and the Chief Executive Officer are prohibited from being the same person.

The Board evaluates the performance of the Chief Executive Officer and the Company against the Company's strategic and financial targets set by the Board, and approves the compensation level of the Chief Executive Officer. Furthermore, the Board evaluates and approves the proposals of the Chief Executive Officer for overall compensation policies applicable to members of the executive management.

**SHAREHOLDERS**

The corporate governance policy emphasizes the importance of the relationship between the Board of Directors and the shareholders. The Board acknowledges that its role is to represent and promote the interests of shareholders. The Board is required to evaluate systematically the economic, environmental and ethical matters that may influence or affect the interests of shareholders. Appropriate notice of shareholder meetings, including notice concerning any changes in meeting date, time, place, or shareholder action contemplated, shall be given to all shareholders in a timely manner.



# Directors' Report









# commitment to growth and return

At year-end 2003, the worldwide supply of offshore drilling units totaled 562 with 448 on contracts representing a utilization rate of some 80 percent. For semi-submersible rigs and drillships, the utilization rate was 71 percent. The market for jack-ups was more favorable with a utilization rate of 85 percent.

At year-end 2003, the worldwide supply of offshore drilling units totaled 562 with 448 on contracts representing a utilization rate of some 80 percent. For semi-submersible rigs and drillships the utilization rate was 71 percent. The market for jack-ups was more favorable with a utilization rate of 85 percent. In spite of the fact that the oil price remained high, the utilization of the world's offshore rig fleet was more or less unchanged from 2002. Smedvig on the other hand was able to increase the utilization for the mobile units significantly from 76 to 89 percent and maintain a high utilization for the tender rigs. As a consequence, the operating profit for 2003 was up 28 percent compared to the preceding year. However, net income for the year was adversely impacted by the outcome of the Balder-litigation.

## Financial Statements

### INCOME STATEMENT

Consolidated revenues for 2003 totaled NOK 3,037 million, a decrease of NOK 317 million from 2002. The decrease represents lower revenues for the mobile units due to the departure of Ocean Vanguard in June as well as the average Norwegian kroner US dollar exchange rate falling from 8.0 in 2002 to 7.1 in 2003.

Operating profit was NOK 530 million, an increase of NOK 117 million from 2002. This was mainly due to a significant improvement in the average dayrate for the fleet of mobile units as a result of higher utilization. The tender rigs performed well, but the operating profit for this division decreased by NOK 117 million to NOK 326 million due to scheduled yard-stays for three units as well as the decrease in the average Norwegian kroner US dollar exchange rate. The operating profit of NOK 88 million for well services showed an improvement of NOK 25 million from the preceding year.

Net financial expenses totaled NOK 38 million as compared to NOK 169 million in 2002. The decrease was mainly due to lower interest expenses as well as continued earnings on currency forward contracts.

Other items of minus NOK 668 million reflect the ruling in the litigation with Esso Norge AS concerning sale of the Balder FPU partly offset by the







settlement with the Keppel Fels shipyard.

Consolidated net loss was NOK 88 million as compared to a loss of NOK 802 million in 2002.

**CASH FLOW**

The increase in cash and cash equivalents for 2003 was NOK 395 million. Net cash provided by operating activities was NOK 271 million. Net investments totaled NOK 472 million and were mainly related to the tender rig under construction, T-9. Net cash provided by financing activities was NOK 610 million.

**BALANCE SHEET**

At year-end, the Company's total assets amounted to NOK 7,605 million. The mobile units, tender rigs and well services accounted for 63, 33 and four percent, respectively.

Shareholders' equity decreased by NOK 317 million to NOK 3,062 million in 2003. At year-end, the equity ratio was 40 percent as compared to 45 percent in 2002.

Long-term interest bearing debt increased from NOK 2,805 million in 2002 to NOK 3,353 million, mainly due to the outcome in the Balder litigation and investments in a new tender rig. The Company's short-term debt totaled NOK 1,018 million. By comparison, the short-term debt was NOK 1,123 million in 2002.

At year-end, the Company had drawn NOK 2,802 million on its revolving credit facility. In addition, the Company had million in commercial papers outstanding in the Norwegian market. Cash and cash equivalents totaled NOK 993 million, an increase of NOK 395 million from the end of the previous year. The net interest bearing debt amounted to NOK 2,560 million.

## Distribution of Earnings for the Parent Company

The Company's financial position is considered steady, with a satisfactory equity ratio, an adequate cash position and sound cash flows from a balanced contract portfolio. Pursuant to the requirements of paragraph 3.3 of the Norwegian Accounting Act of 1998, the Board of Directors states that the accounts are prepared on a going concern basis.

The Company's dividend policy provides for distribution of an annual dividend dependent on the Company's earnings and financial situation. At year-end, the Parent Company had distributable equity totaling NOK 319 million. The Board of Directors' proposal to the Annual General Meeting is for the Parent Company's net loss of NOK 291 million to be covered as follows:

| | |
|---|---|
| • From other equity | NOK 392,640,527 |
| • To dividend * | NOK 101,491,255 |

* NOK 1.25 per share

## Business Units

**MOBILE UNITS**

The economic utilization rate for the mobile units averaged 89 percent as

Operating profit was NOK 129 million, up from a loss of NOK 87 million in the preceding year. The improvement in operating profit was mainly due to higher revenues as a result of increased utilization for the drilling units.

The fifth-generation semi-submersible rig West Venture continued production drilling on the Troll field in Norway. In January 2004, Norsk Hydro extended the contract by two years from August 2004 to August 2006.

Over the course of the year, the fourth-generation semi-submersible rig West Alpha worked for Britannia, Pertra and Statoil in U.K. and Norwegian waters. The rig is currently undergoing a five-year mandatory classification survey expected to take some 45 days. Following the yard-stay, the unit will resume operations on the Kristin field in the Norwegian Sea. The contract with Statoil extends to February 2005.

The ultra-large jack-up rig West Epsilon continued the operations for BP on the Valhall field in the Norwegian sector of the North Sea. The contract with BP was extended for eight more wells, which is expected to keep the unit employed into November 2004.

During the first two and a half months of the year, the ultra-deepwater drillship West Navigator was laid up in Algeciras, Spain. The drillship thereafter completed deepwater wells in Norwegian, U.K. and West African waters. After completing the work for Woodside offshore Mauritania in West Africa in December, the unit returned to five-year mandatory survey. In mid-March, the drillship commenced operations for Statoil in the Norwegian Sea. The current contract portfolio for the drillship is expected to keep the unit employed until September 2007.

**TENDER RIGS**

The economic utilization rate for the tender rigs averaged 94 percent as compared to 99 percent in 2002. Operating profit amounted to NOK 326 million, down from NOK 443 million in the preceding year. The decrease was due to lower utilization for the fleet as T-4, West Alliance and West Pelaut all had scheduled yard-stays as well as a significant decrease in the average Norwegian kroner US dollar exchange rate.

Over the course of the year the tender barges T-2, T-3 and T-6 continued operations in Malaysia for Exxon and Petronas Carigali. The tender barges T-4, T-7 and T-8 worked for Unocal and PTTEP in Thailand. The semi-tenders West Pelaut and West Menang were employed by Brunei Shell mainly offshore Brunei while the semi-tender West Alliance drilled the first ever tender assisted deepwater wells offshore Indonesia for Unocal. At year-end, the average contract coverage for the Company's tender rigs was 24 months.

The Company's tender rigs have all been operating in Southeast Asian waters over the last years. Towards the end of 2003, the tender rig activity decreased somewhat and the contracts for T-8 and West Menang were terminated early against cancellation fees. This decrease in demand for tender rigs in Asia facilitated an opportunity for Smedvig to return to West Africa with very modern and advanced tender rigs. In the fourth quarter, T-8 and West Menang were awarded new contracts in West Africa by Total. The units are at present en route to Congo for commencement of operations in May 2004. Nevertheless, the demand for tender rigs in Southeast Asia is expected to rebound in 2005 based on planned field developments of discovered oil and gas reserves.

In the fourth quarter, Smedvig entered into an agreement to sell the

Petroleum controlled company Varia Perdana (which owns T-2, T-3 and T-6) for US$ 70 million. Varia Perdana entered simultaneously into an agreement to acquire the 1991-built self-erecting tender rig Teknik Berkat from Crest Petroleum for US$ 25 million.

**WELL SERVICES**

Operating profit for the business unit amounted to NOK 88 million up from NOK 63 million in 2002. The increase was mainly a result of improved cost performance.

Over the course of the year, Smedvig performed drilling operations, maintenance and engineering work on various platforms in the Norwegian sector of the North Sea. The Company was engaged in drilling and maintenance operations for Statoil on the Statfjord and Veslefrikk fields, for BP on the Ula and Valhall fields and for Talisman on the Gyda field. Wireline services were performed for ConocoPhillips, Norsk Hydro, Pertra, Schlumberger, Shell and Statoil. The wireline activity remained high during the year with a satisfactory operating profit contribution.

## The Balder Litigation

In the litigation between Esso and Smedvig concerning the production vessel Balder FPU, the Stavanger District Court awarded Esso a compensation of NOK 667 million. Both parties decided not to appeal the ruling, but Esso filed a complaint (Kjæremål) with the Appeal Court (Gulating Lagmansrett) concerning the Court's distribution of the parties' litigation costs which was later withdrawn. As a result of the ruling, the Company had to reverse a receivable of NOK 175 million related to the Balder FPU.

In January 2004, Smedvig reached a settlement with Keppel FELS in relation to the building contract for Balder FPU. Under this agreement, Smedvig received NOK 174 million in cash and have a right to seek indemnity from the underwriters of the warranty insurance in respect of claims relating to warranty works.

## Operational Risk

**Revenues**

NOK mill.



4,000
3,000
2,000
1,000
0
99
00
01
02
03


**EBITDA**

NOK mill.



1,750
1,400
1,050
700
350
0
99
00
01
02
03


**Operating profit**

NOK mill.



1,000
800
600
400
200
0
99
00
01
02
03


**Net income**

NOK mill.



1,200
800
400
0
(400)
(800)
(1,200)
99
00
01
02
03

the oil and gas industry, and in particular, the oil companies' demand for exploration and production drilling services. Furthermore, it depends on the drilling capacity supplied by other independent drilling contractors. The oil companies' demand for drilling services varies with their cash flows, expectations to future oil and gas prices and viable prospects. Demand for drilling capacity has historically been volatile with large fluctuations in dayrates as a consequence. Over shorter periods of time, the development of dayrates may vary from one geographical area to another, due to differences in the local supply and demand for drilling capacity. The Company seeks to mitigate these risks by entering into long-term contracts when dayrates are at attractive levels.

The Company's operations are subject to hazards inherent in the drilling of offshore oil and gas wells. Moreover, operations may be suspended because of equipment breakdowns, abnormal drilling conditions and failure of subcontractors to supply goods or perform services. The drilling contracts include clauses that give the customer the right to terminate the contracts under certain circumstances. Such early termination may significantly impact the Company's earnings and financial position. However, the contracts usually contain clauses that provide Smedvig with some financial compensation in the event of early termination not attributable to circumstances caused by the Company.

## Financial Risk

The Company generates most of its revenues in U.S. dollars and the Company's assets are primarily valued in U.S. dollars. To limit the currency risk, assets are mainly financed in U.S. dollar denominated debt. The operations normally generate a surplus of U.S. dollars, and the Company therefore depends on selling dollars to cover expenses in Norwegian kroner and other currencies. In order to hedge its currency commitments, the Company applies financial instruments.

At year-end, the long-term interest bearing debt totaled US$ 501 million, corresponding to NOK 3,353 million. The Company's interest payment obligations under the loan agreements are based on floating rates. In order to mitigate the interest rate exposure, the Company has entered into fixed-rate agreements for some of its debt.

## Work Environment

The Company has as one of its objectives to develop an efficient high quality organization that places emphasis on safety and accident prevention. The aim is to have no accidents, injuries or losses. For 2003, the number of "lost-time accidents" (LTA) for the Company totaled 1.5 per million man-hours as compared to 2.0 the previous year.

Smedvig is working diligently to reduce absenteeism and to further improve the work environment. The Company views the working environment for its employees as sound and challenging. For the Norwegian operations, average absenteeism due to illness decreased from 5.7 percent in 2002 to 4.9 percent in 2003. For the Southeast Asian operations, absenteeism remained less than 0.5 percent.

## Gender diversity

The ambition is to have a diverse workforce in terms of age, gender and nationality in order to create a workplace where employees have the opportunity to apply their talents and develop skills consistent with the Company's core values.

Smedvig performed operations in 11 countries in 2003. The number of employees was 2,800 representing more than 20 different nationalities and about 68 occupational disciplines.

### PERFORMANCE

The offshore drilling industry has by nature been male dominated due to the maritime side of the business and physical heavy scope of work. In Smedvig, 88 percent of the workforce is employed offshore and 12 percent onshore. At year-end, six percent of the workforce was female with two percent of the offshore workforce and 32 percent of the onshore workforce. Women occupied eight percent of corporate management positions and 13 percent of middle management positions. In 2003, the female percentage of the new hiring was 12.5 percent, 30 percent of the new hiring onshore and eight percent offshore. As a result of the relatively proportion of males in senior positions the average remuneration was 37 percent higher for males than for females.

### GOALS AND MEASURES

The objective is to increase the overall female proportion and in particular for managerial and senior positions onshore. The Company has adopted various measures in order to equally promote and retain both genders. Such measures include flexible working hours and part-time working, relocation and relief of heavy work during pregnancy, liberal maternity and paternity leave as well as day-care facilities. Gender awareness is an important element in the recruitment processes. As a consequence, the policy for gender diversity will be integrated in work instructions, personnel policies and career planning.

## Natural Environment

The exploration and production drilling operations involve emission of exhaust gases into the air, as well as discharge of chemicals into the sea. These emissions and discharges are however within the limits specified by relevant authorities, customers and the Company's own policy, and are included in the oil companies' reporting of emissions. Operations involve the risk of accidental discharges that could result in damage to the environment. The Company is working continuously to achieve its goal of preventing all such accidental discharges.

The objective is to be the best in the industry in terms of preventing environmental damage. This is being achieved through systematic registration of emissions and discharges, and pre-emptive efforts in selecting chemicals that cause the least harm to the environment. The Company has implemented measures to ensure that the operations are in compliance with internal requirements as well as external requirements and expectations of governmental authorities, customers and partners. Emergency plans are in place to limit the damage to the environment in the number of minor accidental spills from the Norwegian based operations was 16 as compared to 17 in 2002. Of these, 10 spills were of less than 350 liters of fluid. The other six spills were larger than 1,000 liters but these were in the water based mud category that is included in the discharge permits. Nevertheless, the Company acknowledged the potential damage, and investigated five of these incidents. None of the accidental spills resulted in damage to the natural environment. Total diesel consumption for the mobile units in 2003 was 37,000 ton (53,000 ton in 2002) leading to 118,000 ton $CO_2$, 2,590 ton $NO_x$, 260 ton CO and 180 ton nmVOC emissions. All figures are included in the environmental balances reported by the relevant Oil Company for each location.

**Prospects**

The world's oil and gas markets are strongly influenced by broad economical and geopolitical factors in addition to fundamental supply and demand issues. Over the last years, the uncertainty related to the near term development of the world economy has made market participants unsure with respect to the demand and supply situation for oil and gas. In spite of high oil prices and strong cash flows, oil companies have been cautious with respect to exploration and development spending. In 2003, some of the factors contributing to this uncertainty diminished with the result of an increased optimism related to the development in the world economy. On a global basis, spending on exploration and production increased by some ten percent compared to the previous year. Independent research believes that this turnaround will reinforce itself over the next years and translate into higher demand for drilling capacity, a development that should impact the markets for the Company's business units favorably.

The recent signs of growing activity, especially in Norway, for high quality mobile units in the shallow and intermediate water markets, suggest that the market balances will improve significantly in 2004 and 2005. With respect to the international deep- and ultra-deepwater markets, the terms and conditions for the new contracts for the drillship West Navigator indicate that the market for advanced and efficient deepwater units is on an upward trend providing an environment for dayrates yielding acceptable return on capital employed. Based on the latest market improvement for mobile units, the long-term outlook for rig capacity of similar capabilities and quality to Smedvig's units looks increasingly favorable.

For the tender rigs the activity in Southeast Asia is expected to be somewhat lower in 2004 than in 2003. As a result Smedvig is moving two of its units to West Africa to commence operations on new contracts with Total. The decline in activity in Southeast Asia is however expected to rebound in 2005 based on planned field developments of discovered oil and gas reserves. Nevertheless, the Company's re-entry in the West African tender rig market will provide the business unit with a more diverse geographical presence supporting the objective of organic growth longer term. As a supplement to the tender-rig operations in the conventional water depths, the Board believes the market for tender rigs in deeper waters will increase. In deeper waters, tender rigs can be used in combination with floating platforms such as TLPs and Spars. This novel concept is expected to represent a cost-effective drilling solution for oil companies in developing deepwater fields in benign environments.

The Board of Directors considers the financial position of the Company to be sound. The Company has at present a backlog of drilling contracts averaging 21 months for the mobile units, 21 months for the tender rigs and a satisfactory portfolio of well service contracts. The current contract coverage and employment situation for the drilling units and other services is believed to strengthen the Company's financial position further and create a basis for increased activity and enhanced performance. Nevertheless, based on existing contracts together with the planned yard-stays and the prevailing foreign exchange rates, operating profit for 2004 is expected to be lower than in 2003.

*Stavanger, March 24, 2004*

The Board of Directors of Smedvig asa

| | | |
|---|---|---|
| Peter T Smedvig (Chairman) | Raymond De Smedt | Siri B Hatlen |
| J Larry Nichols | Andrew C Salvesen | Kjell E Jacobsen (Chief Executive Officer) |





# Business units

Smedvig has more than 30 years of experience from offshore drilling operations. The Company operates a modern fleet of four mobile units, three semi-tenders and eight tender rigs and has a portfolio of platform drilling and wireline contracts.

# EXECUTIVE MANAGEMENT



## KJELL E JACOBSEN
CHIEF EXECUTIVE OFFICER

Kjell E Jacobsen is CEO of Smedvig. He has been Managing Director of Smedvig Offshore AS, the principal operating subsidiary for the Mobile units division and Well services division. Mr Jacobsen joined Smedvig in 1991. Previously, he worked for Statoil from 1981 to 1986 and for Citibank in Oslo and London from 1986 to 1991. Mr Jacobsen graduated from the Norwegian Naval Academy in 1976 and from the Norwegian School of Economics and Business Administration in 1981.



## ALF C THORKILDSEN
CHIEF FINANCIAL OFFICER

Alf C Thorkildsen is Chief Financial Officer. He joined the Company in February 2002. Prior to joining Smedvig, he worked for more than 20 years in Shell in various senior positions, the latest as Treasurer and Controller of the Global EP business. Mr Thorkildsen has a degree in economics from the Norwegian School of Business Administration and a Master of Business Administration from Arizona State University in 1980.



## STEIN DIESEN
MANAGING DIRECTOR, MOBILE UNITS

Stein Diesen is Managing Director of the Mobile units division. He joined Smedvig in 1989 and has held various senior positions including Project Manager for the construction of the West Venture drilling rig. Prior to joining Smedvig, Mr Diesen worked 12 years in Statoil in various positions within project management and operations. Mr Diesen earned a degree in Electrical Engineering and a degree in Business Administration from the Norwegian School of Business Administration.



## STÅLE RØD
MANAGING DIRECTOR, TENDER RIGS

Ståle Rød is Managing Director of the Tender rigs division. He joined Smedvig in 1981. From 1987 to 1996 Mr Rød held various executive positions as General Manager, Chief Operating Officer and Chief Financial Officer. From 1996 he has been serving as Managing Director of the Tender rigs division, only interruped by a short period, from 1998 to 1999, when he served as interim Chief Executive Officer. Mr Rød earned a degree in engineering, and a degree in economics from the Norwegian School of Business Administration. He has a Master of Business Administration from the University of Wisconsin in 1980.



## ALF RAGNAR LØVDAL
MANAGING DIRECTOR, WELL SERVICES

Alf Ragnar Løvdal is Managing Director of the Well services division. He joined Smedvig in 1987 and served as Quality and Safety Manager from 1989 to 1992. From 1992 to 2002, he served in various managerial positions including General Manager Operations for the Mobile units and Well services divisions. Prior to joining Smedvig, Mr Løvdal held various positions within different oil service companies, including five years of offshore field experience with Schlumberger. Mr Løvdal graduated as a Mechanical Engineer from Horten Engineering Academy in Norway in 1980.



## HILDE WAALER
PUBLIC RELATIONS MANAGER

Hilde Waaler is Public Relations Manager in Smedvig. She joined Smedvig in 1987 and has served as Public Relations Manager since 1994. Previously she has held the position as Project Manager in Fabritius Kommunikasjon. Mrs Waaler graduated from University of Wyoming where she received a Bachelor of Science in 1983, majoring in Journalism and Public Relations.



MOBILE UNITS OPERATIONS
TENDER RIGS OPERATIONS
WELL SERVICES OPERATIONS
PREVIOUS OPERATIONS

**SMEDVIG asa**

**MOBILE UNITS**



**TENDER RIGS**



**WELL SERVICES**









# performance securing new assignments

Smedvig owns and operates one of the most modern fleet of premium high-specification drilling units in the offshore drilling industry. The fleet includes drilling units purpose-built for operations in harsh environments and deep waters.

## Strategy

Smedvig owns and operates one of the most modern fleets of premium high-specification drilling units in the offshore drilling industry. The fleet includes drilling units purpose-built for operations in harsh environment and deep waters. The objective is to offer oil companies safe and efficient drilling services by combining a technically modern and highly efficient rig fleet with skilled and experienced drilling crews and high quality management systems.

## Market

Smedvig currently operates a fleet consisting of one ultra-large jack-up and two semi-submersible rigs and one ultra-deepwater drillship.

While jack-up rigs are purpose built units for shallow water drilling operations in water depths up to approximately 130 meters, drillships and semi-submersibles can operate in water depths from approximately 200 to 3,000 meters depending on technical specifications.

The main markets for the Company's mobile units are the harsh environment markets in the North Sea and the North Atlantic as well as the international deep- and ultra-deepwater markets.

The harsh environment regions are characterized by rough weather conditions such as low temperatures, high waves and winds, and strong currents. Drilling units operating in such areas are designed and equipped for more challenging weather conditions. However, these units are also well suited for operations in more benign environments. At year-end, the total number of units in the aforementioned markets was approximately 56 representing 15 jack-ups and 41 semi-submersibles. In Norway, the number of units totaled 18 representing four jack-ups and 14 semi-submersibles.

The international deep- and ultra-deepwater market covers mainly Brazil, the Gulf of Mexico and West Africa. At year-end, the number of deepwater units was some 83 while the number of units in the ultra-deepwater market totaled 24 including two units under




Water depth capacity
WEST EPSILON
WEST ALPHA
WEST VENTURE
WEST NAVIGATOR
METER
0
100
500
1,000
1,500
2,000
2,500

construction. However, only eight units are outfitted with a dual derrick, which facilitates dual drilling operations. Dual drilling operations makes it possible to carry out operations in parallel that previously was performed in sequence. Compared to conventional single-derrick drilling units, the time saving for dual derrick units is estimated to between 20 and 40 percent in single-well and multi-well cases, respectively. Smedvig operates two such units namely the West Navigator and the West Venture, which are the only units prepared for harsh environments. The introduction of the dual derrick concept is in Smedvig's opinion one of the most important developments in improving the drilling efficiency in deeper waters.

## Operations

In 2003, the Company's two semi-submersible rigs West Alpha and West Venture and the ultra-large jack-up rig West Epsilon were employed in the North Sea. The deepwater drillship West Navigator had assignments in the North Sea and West Africa. In addition, Smedvig had the third-generation semi-submersible rig Ocean Vanguard on a bareboat charter in the period January to June. The utilization rate for the mobile units increased to 89 percent from 76 percent in 2002.

The fifth-generation semi-submersible rig West Venture continued drilling of production wells for Norsk Hydro on the Troll field. The contract that originally was to expire in February 2004 was extended to October 2006.

Over the course of the year the fourth-generation semi-submersible rig West Alpha worked for Britannia in U.K. waters and for Pertra and Statoil offshore Norway. Early March 2004, the rig started a yardstay for a five-year mandatory classification survey that is expected to take some 45 days. The unit will thereafter resume operations for Statoil on the Kristin field on a contract that extends to February 2005.

The jack-up rig West Epsilon continued drilling operations for BP on the Valhall field. BP exercised their right to extend the contract for eight more wells. The current contract is expected to keep the unit employed throughout October 2004.

Following a two and a half month lay-up period at the beginning of 2003, the drillship West Navigator completed deepwater exploration wells for ChevronTexaco west of Shetland, for Esso and Statoil in the Norwegian Sea and for Woodside offshore Mauritania in West Africa. After a five-year survey in Algeciras, Spain, the unit commenced a two-well assignment in March 2004 for Statoil in Norway. The drillship will thereafter drill two wells for ChevronTexaco and Amerada Hess in the U.K. before returning to West Africa for an 11-month contract with Woodside offshore Mauritania. The current contract portfolio, which include a two-year contract with Shell in Norway, is expected to secure employment for the unit until September 2007.

## Accounts

Revenues for 2003 amounted to NOK 1,287 million as compared to NOK 1,423 million in 2002. The decrease was primarily a result of the sale of Ocean Vanguard and the strengthening of the Norwegian kroner against the US dollar. All units with the exception of the drillship West Navigator increased their revenues as a result of higher utilization on a year-on-year comparison. Operating expenses excluding depreciation decreased from NOK 1,187 million to NOK 930 million. Adjusted for the sale of Ocean Vanguard, operating expenses showed a decrease by eight percent due to higher than normal repair and maintenance expenses in 2002. Depreciation of NOK 228 million was down from NOK 323 million mainly due to the write-down of the book value for West Navigator and sale of Ocean Vanguard in 2002. As a result, the operating profit for 2003 was NOK 129 million as compared to a loss of NOK 87 million in the preceding year.

## Prospects

In 2003, the demand for high quality shallow water jack-up capacity was sound with the worldwide utilization for harsh environment jack-ups reaching 96

## Accounts Mobile Units

| NOK mill. | 2003 | 2002 | | 2003 | 2002 |
|---|---|---|---|---|---|
| Revenues [1] | 1,287 | 1,423 | Drilling rigs | 3,309 | 3,642 |
| Operating expenses | (930) | (1,187) | Other fixed assets | 309 | 250 |
| Depreciation | (228) | (323) | Current assets | 970 | 754 |
| **Operating profit** | **129** | **(87)** | **Total assets** | **4,588** | **4,646** |
| EBITDA | 387 | 280 | | | |

**KEY FIGURES FOR THE DIVISION**

| | 2003 | 2002 |
|---|---|---|
| Operating margin (operating profit/revenues) | 10.0% | (6.1%) |
| Turnover rate (revenues/total assets) | 0.3 | 0.3 |
| Return on total capital (operating profit/total assets) | 2.8% | (1.9%) |

1) Gains on sale of assets are not included.

*percent at year-end. The fact that some* harsh environment jack-ups moved from the North Sea to other geographical regions, resulted in the utilization rate for North Sea harsh environment jack-ups climbing from 88 percent to 100 percent. The overall activity level for the deepwater units was solid over the year with utilization increasing by three percentage points to 96 percent at year-end while utilization for the ultra-deepwater rigs was 91 percent. The worldwide utilization rate for semi-submersibles and drillships remained low at 75 percent more or less in line with the previous year. In the North Sea, the situation was more severe as the number of employed semi-submersible units continued to decline. The utilization remained at 55 percent only due to the fact that some units *were moved to other geographical* regions.

The recent signs of growing activity, especially in Norway, for high quality mobile units in the shallow and intermediate water markets, suggest that the market balances will improve significantly in 2004 and 2005. With respect to the international deep- and ultra-deepwater markets, the terms and conditions for the new contracts for the drillship West Navigator indicate that the market for advanced and efficient deepwater units is on an upward trend providing an environment for dayrates yielding acceptable return on capital employed. Based on the latest market improvement for mobile units, the long-term outlook for rig capacity of similar capabilities and quality to Smedvig's units looks increasingly favorable.

### Revenues



42%


### EBITDA



40%


### Capital employed



60%
Mobile units
Other


### Operating profit

NOK mill.



800
600
400
200
0
(200)
99
00
01
02
03


### Utilization rates

| (Figures in %) | 2003 | 2002 | 2001 |
|---|---|---|---|
| West Alpha | 91 | 52 | 98 |
| West Epsilon | 99 | 83 | 91 |
| West Navigator | 67 | 67 | 88 |
| West Venture | 99 | 84 | 90 |



OTO: ØYVIND HAGEN



# Mobile Units Overview

| UNIT | YEAR BUILT/ LATEST UPGRADE | CONSOLIDATED [1] SHARE IN % | DEPRECIATION NOK MILL. | BOOK VALUE NOK MILL. | MARKET VALUE [2] NOK MILL. |
|---|---|---|---|---|---|
| WEST ALPHA | 1986/02 | 52 | 23 | 155 | 415 |
| WEST EPSILON | 1993/02 | 100 | 60 | 613 | 892 |
| WEST NAVIGATOR | 2000 | 50 | 44 | 906 | 919 |
| WEST VENTURE | 2000 | 100 | 82 | 1,635 | 2,006 |
| **TOTAL** | | | **209** | **3,309** | **4,232** |

1) Consolidated share is equal to ownership share.
2) Market values are calculated as an average of value estimates from three independent brokers. The estimates are in US$, but translated to Norwegian kroner based on the exchange rate at December 31, 2003 (NOK/US$ = 6.69).

# Contract Coverage



UNIT
2003
2004
2005
2006
WEST ALPHA
*
WEST EPSILON
BP
05.2007
WEST NAVIGATOR
**
09.2007
WEST VENTURE
NORSK HYDRO
5 X 1 YEAR
Estimated firm contract
Customers' options to extend
Yard-stay


* *Britannia, Pertra, Statoil*
** *Chevron Texaco, Esso, Statoil, Woodside, Shell*







# high quality fleet

## expanding into new areas

Smedvig is the world's largest operator of self-erecting tender rigs. The Company aims to maintain its position by offering its customers safe and efficient drilling services. This is achieved through a combination of skilled and experienced drilling crews, and modern drilling units.

**Strategy**

Smedvig is the world's largest operator of self-erecting tender rigs. The Company aims to maintain its position by offering its customers safe and efficient drilling services. This is achieved through a combination of skilled and experienced drilling crews and a technically modern and effective tender rig fleet. The strategy for this business unit is to renew and expand the tender rig fleet. In line with this strategy, the Company has decided to initiate the construction of a new semi-submersible tender rig for delivery in the latter part of 2005.

**Market**

The self-erecting tender rig concept has been used extensively in drilling production wells in benign and shallow waters for more than 30 years. West Africa and Southeast Asia remain the primary geographical markets for self-erecting tender rigs. Today the worldwide fleet totals 22 units of which 15 units are located in Southeast Asia and seven units in West Africa.

Smedvig currently operates 11 units, nine in Southeast Asia and two that at present are en route to West Africa. The Company wholly owns six of the units, while five are owned by the Malaysian company Varia Perdana Sdn. Bhd., in which Smedvig holds a 49 percent ownership interest. The remaining 51 percent ownership in Varia Perdana is controlled by the Malaysian company Crest Petroleum Bhd.

Self-erecting tender rigs allow for drilling operations to be performed from fixed or floating platforms without permanently installed drilling facilities. Prior to start-up of drilling operations, a heavy-lift crane onboard the tender rig lifts the modularized drilling equipment set onto a platform. After completion of drilling operations, the equipment is removed in a similar manner. The tender contains living quarters, helicopter deck, storage for drilling supplies, power supply and support systems necessary to conduct the drilling operation.

There are two kinds of self-erecting tender rigs: the traditional mono-hull purpose-built barge and the semi-submersible tender rig (semi-tender). The semi-tender has a hull design that allows for operations in rougher weather conditions. There are four units of the semi-submersible design world-









wide, three of which are owned and operated by Smedvig.

## Operations

Operations in the tender rig division proceeded satisfactorily. The economic utilization rate was 94 percent, down from the record high utilization of 99 percent in 2002. The decrease was due to the fact that three of the units had scheduled yard-stays during the year.

The tender rig T-2 continued the work in Malaysia for Exxon Mobile Exploration and Production Malaysia Inc. (EMEPMI). The contract with EMEPMI expires in May 2004. Due to the current condition and the age of the barge, it has been decided to scrap the unit when the current contract is completed.

T-3 worked for EMEPMI and Petronas Carigali in Malaysia. In the first quarter 2004, the contract for T-3 was extended from February 2004 to July 2004.

T-4 continued its work for Unocal in the Gulf of Thailand. In the first part of 2003, the unit had a yard-stay for an extensive upgrade including a significant widening of the barge, a new heavy-lift crane and a new derrick-set that allows for parallel activities that enhance the unit's efficiency. The current contract with Unocal extends to April 2008.

T-6 continued its work for Petronas Carigali in Malaysia. The contract that was entered into in 1999 expires in the fourth quarter 2004.

T-7 continued drilling operations in Thailand for Unocal. The long-term contract expires in the third quarter 2006.

T-8 worked for PTT Exploration and Production Company in the Gulf of Thailand. The operation for PTT was completed in December. The unit thereafter undertook a mandatory five-year classification survey before transit to West Africa. The next assignment starting early May, is a firm 105 days assignment in Congo for Total with options for another 300 days.

The semi-tender West Alliance performed operations for Unocal offshore east Borneo in Indonesia in some 1,000 meters water depth, the first deepwater assignment ever for a self-erecting tender rig. At the beginning of 2003, the unit had a short scheduled yard-stay to undertake minor upgrades for the deepwater assignment. The unit is contracted to Unocal until January 2006. Unocal has, however, the right to terminate the contract from August 2004.

The semi-tender West Menang worked for Brunei Shell until the early termination of the contract took effect in November. The original contract with Brunei Shell was to expire in April 2004. For the unused period of the contract, Smedvig will receive a termination fee from Brunei Shell. Following a mandatory five-year classification survey, the rig will be moved to Congo in West Africa. Commencement on the new contract for Total is scheduled for May 2004. The estimated contract duration is 440 days with options for Total to extend the assignment by another 550 days.

The semi-tender West Pelaut continued operations for Brunei Shell. In early 2003, the unit was awarded a five-year extension by Brunei Shell prolonging the contract to April 2009. In November, West Pelaut initiated a mandatory five-year periodical survey that was completed in January 2004.

In the fourth quarter, the Smedvig and Crest Petroleum controlled joint venture Varia Perdana entered into agreements to acquire the self-erecting tender rigs Teknik Berkat and T-9 for US$ 25 million and US$ 70 million, respectively. Teknik Berkat, built in 1991 and formerly owned by Crest Petroleum, has a contract with Petronas Carigali until July 2004 with options for another two years. Teknik Berkat was included in the Varia Perdana fleet in January 2004. The T-9, which is owned by Smedvig and under construction, will be transferred to the Varia Perdana fleet subsequent to delivery scheduled for April 2004. The unit is scheduled to commence a seven-month contract with EMEPMI in May 2004 with options for another two years.

In April 2004, the Company announced a co-operation agreement with Keppel Shipyard for the purpose of building a new semi-tender. Total capital expenditure is estimated at US$ 94 million, of which Smedvig's share is approximately US$ 29 million. The agreement is based on the principle that Keppel shall build and own the hull, while Smedvig shall own the derrick equipment set. For a period of ten years, Smedvig shall be responsible for

## Accounts Tender Rigs

| NOK mill. | 2003 | 2002 | | 2003 | 2002 |
|---|---|---|---|---|---|
| Revenues 1) | 911 | 1,076 | Drilling rigs | 1,904 | 1,641 |
| Operating expenses | (470) | (523) | Other fixed assets | 341 | 412 |
| Depreciation | (115) | (110) | Current assets | 514 | 422 |
| **Operating profit** | **326** | **443** | **Total assets** | **2,759** | **2,475** |
| EBITDA | 473 | 586 | | | |

| KEY FIGURES FOR THE DIVISION | 2003 | 2002 |
|---|---|---|
| Operating margin (operating profit/revenues) | 35.8% | 41.2% |
| Turnover rate (revenues/total assets) | 0.3 | 0.4 |
| Return on total capital (operating profit/total assets) | 11.8% | 17.9% |

1) Gains on sale of assets are not included.

marketing, managing and operating the rig. Smedvig has an option to purchase the hull at a pre-agreed price at any time during the management period. The new unit is particularly well suited for deepwater drilling operations in combination with floating wellhead platforms. Delivery is scheduled for the latter part of 2005. In addition, Smedvig has an option to build another tender rig based on a similar co-operation arrangement.

### Accounts

Revenues were down to NOK 911 million from NOK 1,076 million in 2002. The decrease was due to a significant decrease in the average Norwegian kroner US dollar exchange rate and a lower utilization for the fleet as T-4, West Alliance and West Pelaut all had scheduled yard-stays. On the cost side, operating expenses excluding depreciation were down to NOK 470 million from NOK 523 in 2002. However, adjusted for the aforementioned foreign exchange rate development operating expenses and depreciation were in line with the previous year. The operating profit amounted to NOK 326 million as compared to NOK 443 million in 2002.

### Prospects

In 2003, the overall market for tender rigs was sound. The demand for tender rigs in Southeast Asia is expected to be somewhat lower in 2004 than in 2003. As a result, two of the Company's units are in transit to West Africa to commence operations on new contracts with Total in Congo. However, based on already discovered oil and gas reserves as well as planned field developments, the demand for tender rig capacity in Southeast Asia is expected to rebound as early as 2005. Nevertheless, the Company's re-entering of the West African tender rig market will provide the business unit with a more diverse geographical presence supporting the objective of organic growth longer term. As a supplement to the tender-rig operations in the conventional water depths, Smedvig believes the market for use of tender rigs in deeper waters could increase. In deeper waters, tender rigs can be used in combination with floating platforms such as tension leg platforms (TLPs) and Spars. This novel concept is expected to represent a cost-effective drilling solution for oil companies in developing deepwater fields in benign environments.

### Revenues



30%


### EBITDA



49%


### Capital employed



36%
Tender rigs
Other


### Operating profit

NOK mill.



500
400
300
200
100
0
99
00
01
02
03






# Tender Rigs Overview

| UNIT | YEAR BUILT/ LATEST UPGRADE | CONSOLIDATED [1] SHARE IN % | DEPRECIATION NOK MILL. | BOOK VALUE NOK MILL. |
|---|---|---|---|---|
| T-2 | 1975/91 | 49 | 0 | 4 |
| T-3 | 1980/97 | 49 | 0 | 6 |
| T-4 | 1981/03 | 100 | 9 | 95 |
| T-6 | 1983/00 | 49 | 7 | 24 |
| T-7 | 1983/01 | 100 | 12 | 57 |
| T-8 | 1982/98 | 100 | 14 | 128 |
| T-9 | 2004 | 100 | - | 413 |
| TEKNIK BERKAT | 1991 | - | - | - |
| WEST PELAUT [2] | 1994/04 | 100 | 13 | 195 |
| WEST MENANG [2] | 1999 | 100 | 34 | 450 |
| WEST ALLIANCE [2] | 2001 | 100 | 24 | 532 |
| **TOTAL** | | | **113** | **1,904** |

1) Consolidated share is equal to ownership share.
2) Semi-submersible tender rig.

# Contract Coverage



UNIT
2003
2004
2005
2006
T-2
EMEPMI
T-3
PETRONAS CARIGALI
T-4
UNOCAL
04.2008
T-6
PETRONAS CARIGALI
T-7
UNOCAL
T-8
PTTEP
TOTAL
T-9
UNDER CONSTRUCTION
EMPMI
01.2007
TEKNIK BERKAT
2 X 1 YEAR
WEST PELAUT
BRUNEI SHELL
04.2009
WEST MENANG
BRUNEI SHELL/TOTAL
WEST ALLIANCE
UNOCAL
Estimated firm contract
Customers' options to extend
Yard-stay







# capitalizing on experienced and skilled employees

Smedvig aims to maintain its strong positions in the platform drilling and well services markets in the Norwegian sector of the North Sea. The Company targets to deliver safe, innovative and efficient services through high quality managment systems and experienced and skilled employees.

## Strategy

Smedvig aims to maintain its strong positions in the platform production drilling and wireline markets in the Norwegian sector of the North Sea as well as pursue international opportunities. The objective is to deliver safe, efficient and innovative well services through quality management systems and experienced and skilled employees. The Company also targets a growing market for upgrade, maintenance and modification of drilling equipment, facilities and related systems.

## Market

The platform drilling market is focused on production drilling, well maintenance, technical services for maintenance and upgrading of drilling facilities, as well as plugging and abandonment of production wells. These operations are carried out on installations owned by oil companies, but under the management of and with drilling crews from contractors such as Smedvig. The contracts are based on dayrates, and some contracts include additional compensation related to performance. The size of the drilling crews depends on type of installation, but on average the crews count about 30 people offshore with another five people onshore as support for the offshore operations. Smedvig have been involved in the production drilling business since the late 1970s. There are currently two contractors active in this business in Norway in addition to Smedvig. The Company's market share is at present some 30 percent.

Wireline operations are a cost-effective way of performing intervention into producing wells. Such services are performed on a number of mobile units and fixed installations for oil companies and as a subcontractor for other contractors. Smedvig's estimated market share in Norway is approximately 40 percent, with a particular strong position in the subsea well intervention segment.

## Operations

In 2003, the well services division employed some 800 people and performed services for BP, ConocoPhillips, Norsk Hydro, Pertra, Schlumberger, Shell, Statoil and Talisman.







Over the course of the year, drilling and maintenance operations were performed for Statoil on the A, B and C platforms on the Statfjord field. In addition, the Company completed various projects related to modification and upgrading of drilling equipment and systems on the platforms. Smedvig has been involved in operations on the Statfjord field since 1982. The current contract extends to September 2004. On the Veslefrikk field, the Company conducted drilling operations on the A-platform and supplied maritime personnel on the B-platform for Statoil. During the year, Smedvig performed maintenance and upgrading of the drilling facility. The work on Veslefrikk was initiated in 1987 and the contract with Statoil extends for the lifetime of the field, currently estimated to 2015.

Through the year, the Company performed drilling and maintenance operations on the Ula and Valhall fields for BP. The work-scope included extensive upgrading project work in preparation for drilling as well as supporting BP with personnel for the new Valhall water injection platform. The contract with BP for the Ula and Valhall fields was extended to the end of 2005. In addition, BP has options for one-year extensions.

Smedvig also performed production drilling operations and maintenance work on the Gyda field. Talisman acquired the Gyda field from BP mid-year and took over as operator in September. The current contract with Talisman extends to December 2004. The wireline business performed operations for ConocoPhillips, Norsk Hydro, Pertra, Schlumberger, Shell and Statoil. In 2003, the business showed growth in revenues in the order of 14 percent. The frame agreement with Norsk Hydro was extended to September 2006 in the second quarter.

### Accounts

Revenues were NOK 838 million as compared to NOK 855 million in 2002. The two-percent decrease was a result of the completion of the platform-drilling contract with Phillips Petroleum for the Ekofisk field in 2002. The reduction was, however, offset by higher activity for wireline and on the Ula and Valhall platforms. Operating expenses excluding depreciation decreased to NOK 732 million from 774 million in the preceding year. This reduction was, in addition to the completion of the Ekofisk contract, related to improved cost performance for this business. The operating profit for 2003 reached NOK 88 million an increase of NOK 25 million from NOK 63 million in 2002.

## Contract Coverage


UNIT
2003
2004
2005
2006
STATFJORD A, B & C
STATOIL
VESLEFRIKK A & B
STATOIL
FIELD LIFETIME
ULA/VALHALL
BP
GYDA
TALISMAN
WIRELINE SERVICES*
HYDRO, STATOIL, SHELL
Estimated firm contract
Customers' options to extend

## Accounts Well Services

| NOK mill. | 2003 | 2002 | | 2003 | 2002 |
|---|---|---|---|---|---|
| Revenues [1] | 838 | 855 | Other fixed assets | 105 | 52 |
| Operating expenses | (732) | (774) | Current assets | 153 | 220 |
| Depreciation | (18) | (18) | | | |
| **Operating profit** | **88** | **63** | **Total assets** | **258** | **272** |
| EBITDA | 106 | 81 | | | |

**KEY FIGURES FOR THE DIVISION**

| | 2003 | 2002 |
|---|---|---|
| Operating margin (operating profit/revenues) | 10.5% | 7.4% |
| Turnover rate (revenues/total assets) | 3.2 | 3.1 |
| Return on total capital (operating profit/total assets) | 34.0% | 23.2% |

1) Gains on sale of assets are not included.

### Revenues


28%

### EBITDA


11%

### Capital employed


4%
Well services
Other

### Operating profit

NOK mill.


100
80
60
40
20
0
99
00
01
02
03

### Prospects

In recent years, field developments on the Norwegian Continental Shelf have increasingly been based on floating production and sub-sea production solutions that require production drilling by mobile units. Despite this trend, the demand for traditional platform drilling services has remained stable. Smedvig believes that this will also be the case for the next few years, predominantly due to the fact that the demand for additional drilling and well services on large and mature fields in the Norwegian sector is expected to remain at a high level. This is related to the introduction of new technology, which increases the total recovery of oil and gas reserves from existing fields prolonging the production phase beyond the original forecasts. Another consequence of the extended life for these fields is an increased demand for upgrade and modification of the drilling facilities. In addition, some of smaller fields is expected to be developed based on platform structures requiring production-drilling services.

**PLATFORM DRILLING**

Smedvig has been in the platform drilling business since the late 1970s. The current market share in the Norwegian sector of the North Sea is estimated to one third of the market.

**ENGINEERING**

The Project Engineering Team includes highly experienced and skilled electrical and mechanical engineers. Engineering provides technical services within modifications, reconstruction and upgrading of fixed installations.

**WIRELINE**

Wireline services are performed on a number of mobile units and fixed installations in the Norwegian sector of the North Sea. The estimated market share is approximately 40 percent with a strong position in the subsea well intervention market.








32

# social and environmental performance

Health, safety and environment (HSE) which include social and environmental performance are an integrated part of all the Company's activities. The objective of the HSE policy is to establish and maintain a culture where there are no accidents, injuries or losses.

## Objectives

Health, safety and environment (HSE) are an integrated part of all the Company's activities. The objective of the HSE policy is to establish and maintain a culture where there are no accidents, injuries or losses.

## HSE management

The Company believes that sincere commitment from senior management is a key factor in reaching the goal of no accidents, injuries or losses. In Smedvig the line management is responsible for the implementation of systematic and preventive HSE work as well as to encourage and promote a sound health, environment and safety culture. One of the most important factors in working safety is making sure each individual employee acknowledge his or her responsibility in carrying out work duties with safety in mind at all times. The Company's efforts to encourage and stress each individual's commitment to the importance of HSE matters include seminars, on-the-job training as well as best practice campaigns, and focus on leadership.

The management system is an important part of the HSE management. The Company's management system meets the relevant requirements from authorities, customers and partners. For the Norwegian based mobile units, the management systems have been approved under the International Safety Management Code. Relevant authorities such as the Petroleum Safety Authority Norway and the UK Health & Safety Executive have accepted the management system through the Acknowledgement of Compliance and the Safety Case certification, respectively.

## Safety

As a result of a systematic and focused safety management program, 2003 showed significant improvement in the safety statistics. The number of lost-time accidents (LTA) per million working hours for the Company was reduced from 2.0 in 2002 to 1.5 in 2003. Other important safety measures such as the number of incidents related to dropped objects and lifting operations was reduced by 54 percent for the mobile







units and well services divisions combined.

## Natural environment

The exploration and production drilling operations involve emission of exhaust gases into the air, as well as discharge of chemicals into the sea. These emissions and discharges are however within the limits specified by relevant authorities, customers and the Company's own policy, and are included in the oil companies' reporting of emissions. Operations involve the risk of accidental discharges that could result in damage to the environment. The Company is working continuously to achieve its goal of preventing all such accidental discharges.

The Company's objective is to be among the best in the industry in terms of preventing environmental damage. This is being achieved through systematic registration of emissions and discharges, and pre-emptive efforts in selecting chemicals that cause the least harm to the environment. The Company has implemented measures to ensure that the operations are in compliance with internal requirements as well as the external requirements and expectations of governmental authorities, customers and partners. Emergency plans are in place to limit the damage to the environment in the event of an accidental spill.

In 2003, the number of minor accidental spills from the Norwegian based operations was 16 as compared to 17 in 2002. Of these, 10 spills were of less than 350 liters of fluid. The other six spills were larger than 1,000 liters, but these were in the water based mud category that is included in the discharge permits. However, the Company acknowledged the potential damage, and investigated five of these incidents. Non of the accidental spills resulted in damage to the natural environment. In 2003, total diesel consumption for the mobile units in 2003 was 37,000 ton (53,000 ton in 2002) leading to 118,000 ton $CO_2$, 2,590 ton $NO_x$, 260 ton CO and 180 ton nmVOC emissions. The above figures are included in the environmental balances reported by the relevant Oil Company for each location. More statistics are available in the Company's Environmental Report for 2003.

## Human resources

### HEALTH

The average number of employees absent from work due to illness decreased from 5.7 percent to 4.9 percent in 2003 for the Norwegian based operations. The offshore part of the mobile units and well services divisions reported absence through illness of 5.7 percent and 5.1 percent, respectively whereas the land-based organization reported an absence through illness of 2.1 percent. For the tender rig operations, the absenteeism remained less than 0.5 percent.

In addition to causing personal discomfort and inconvenience for each individual, absence through illness is costly for the Company. The Company, together with union representatives and safety delegates, has initiated systematic initiatives to minimize absence due to illness. The initiatives include assistance for individuals to regain fitness and health, as well as taking pre-emptive steps to identify and improve demanding work routines and ergonomic conditions where possible. The Company targets an overall absence of less than 3.0 percent.

### GENDER DIVERSITY

The ambition is to have a diverse workforce in terms of age, gender and nationality in order to create a workplace where employees have the opportunity to apply their talents and develop skills consistent with the Company's core values. In 2003, Smedvig performed operations in 11 countries. The number of employees totaled 2,800 representing more than 20 different nationalities and some 68 occupational disciplines.

### PERFORMANCE

The offshore drilling industry has by nature been male dominated due to the maritime nature of the business and physical heavy scope of work. At year-end, 88 percent of the Company's workforce was employed offshore and 12 percent was employed onshore.

The female representation was six percent counting for two percent of the offshore workforce and 32 percent of the onshore workforce. Women occupied eight percent of corporate management positions and 13 percent of middle management positions. In 2003, the female percentage of new hiring was 12.5 percent with a distribution of eight percent of the new hiring offshore and 20 percent onshore.

**GOALS AND MEASURES**

The objective is to increase the overall female proportion and in particular for managerial and senior positions onshore. The Company has adopted various measures in order to equally promote and retain both genders. Such measures include an option for flexible working hours and part-time work, relocation and relief of heavy work during pregnancy, liberal maternity and paternity leave, as well as day-care facilities. These measures are believed to enhance the balance between work and home responsibilities and support the career development planning. Gender awareness is an important element in the recruitment processes. As a consequence, the policy for gender diversity will be integrated in work instructions, personnel policies and career planning.

### Absence through illness

Norway in percent


0
1
2
3
4
5
6
7
8
99
00
01
02
03

### LTA frequency

No. of lost time accidents per million hours worked


0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
99
00
01
02
03

### Falling objects

No. of falling objects, all locations onshore and offshore


0
200
400
600
800
1,000
1,200
99
00
01
02
03

### Lifting Operations Incidents

No. of lifting operations incidents, all locations onshore and offshore


0
200
400
600
800
1,000
99
00
01
02
03


WEST VENTURE


TENDER-RIG
JACK-UP
SEMI-SUBMERSIBLE (MOORED)
SEMI-TENDER
SEMI-SUBMERSIBLE (DYNAMICALLY POSITIONED)
DRILLSHIP

# Definitions

**SEMI-SUBMERSIBLE RIGS** consist of an upper working and living quarters deck resting on vertical columns connected to lower hull pontoons. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is below the water line and the upper deck protrudes above the surface. The rig is typically anchored or positioned over a wellhead location by a computer-controlled thruster system (dynamically positioned) and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line. The term "generation" indicates the year the semi-submersible rig was built and, to a certain extent, the semi's water depth and deck load capabilities.

**JACK-UP RIGS** are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. Tugboats tow a jack-up rig to the drill-site with its hull riding in the sea as a vessel and its legs raised. At the drill-site, the legs are lowered until they rest on the seabed and jacking continues until the hull is elevated above the surface of the water. After completion of the drilling operations, the hull is lowered until it rests on the water, the legs are raised and the rig can be relocated to another drill-site.

**DRILLSHIPS** are self-propelled ships equipped for drilling. Drillships are positioned over the well through either an anchoring system or a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships operate in water depths where jack-ups and other bottom-supported rigs are incapable of working.

**SELF-ERECTING TENDER RIGS** are purpose-built units for production drilling from platform rigs. The modularized drilling package is lifted from the unit onto the platform prior to operations. The tender, which is moored next to the platform rig during drilling operations, contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. The semi-submersible tender rigs are equipped with similar equipment as the barges, but have semi-submersible hulls allowing the unit to operate in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platform rigs without the need for permanently installed drilling packages.

**PLATFORM RIGS** are immobile offshore structures from which production wells are drilled and produced. Platform rigs may be built of steel or concrete and may be rigid or compliant. Rigid platforms, which rest on the seafloor, are the concrete gravity platform and the steel-jacket platform. Compliant platform such as TLPs (Tension Leg Platforms) and Spars yield to water and wind movements and are used in deeper waters.

**BENIGN ENVIRONMENTS** are geographical areas where the weather conditions as a norm are benign. Such areas include Brazil, Gulf of Mexico, West Africa and Southeast Asia.

**HARSH ENVIRONMENTS** are geographical areas characterized by low temperatures, high waves and strong currents. Such areas include the North Sea and the North Atlantic margin.

**EXPLORATION DRILLING** is drilling of wells in search for undiscovered reservoirs of oil and gas.

**PRODUCTION DRILLING** is drilling of wells in already discovered reservoirs of oil and gas.

**DEEP WATERS** are water depths higher than 750 meters.

**ULTRA DEEP WATERS** are water depths higher than 1,500 meters.


SME
SMEB
SDFF



# Financial information

The financial information is supported by focused investor relations' activities. The objective is keeping the capital market and shareholders well informed about the Company to ensure that the share price reflects underlying asset values and earnings outlook.




SME
SMEB
SOFF
52,00



# Shareholder information

## Shareholder Policy

The shareholder policy is based on the assumption that the financial interests of the owners are best served through growth in the Company's earnings. The objective is to achieve long-term growth in earnings per share and provide shareholders with a competitive return on investment. The return on investment is measured as the change in share price adjusted for distributed dividend.

In order to maintain a broad shareholder base the Company's shares are listed in Oslo and New York.

## Dividend Policy

According to the financial strategy, the Company aims to distribute an annual dividend. The dividend amount is dependent on the Company's earnings and financial situation, with growth in net income providing the basis for an increase in dividend. For 2003, the Board proposes a dividend of NOK 1.25 per share up from NOK 1.00 per share in 2002.

The RISK amount for 2003, which applies for shareholders that reside in Norway, is NOK 1.02 per share.

*The annual risk amount per share adjusted for stock splits and bonus issues are:*

| | |
|---|---|
| 01.01.93 | NOK (0.198) |
| 01.01.94 | NOK (0.374) |
| 01.01.95 | NOK 0.032 |
| 01.01.96 | NOK 0.032 |
| 01.01.97 | NOK (0.990) |
| 01.01.98 | NOK (1.110) |
| 01.01.99 | NOK (0.865) |
| 01.01.00 | NOK (1.190) |
| 01.01.01 | NOK (0.970) |
| 01.01.02 | NOK (1.000) |
| 01.01.03 | NOK 1.020 |
| 01.01.04* | NOK (0.930) |

* Company estimate

## Share Capital

At year-end the Company's share capital was NOK 829,840,040 and the registered number of shares was 82,984,004 (par value NOK 10.00). The total number of shares was distributed between Class A and Class B shares with 55,014,004 and 27,970,000, respectively. At year-end, the Company's holding of own shares was 700,000 Class A shares and 1,091,000 Class B shares.

| | 2003 | | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|---|---|
| | Class A shares | Class B shares | Class A shares | Class B shares | Class A shares | Class B shares | Class A shares | Class B shares |
| Ordinary dividend per share | 1.25 | 1.25 | 1.00 | 1.00 | 1.50 | 1.50 | 1.25 | 1.25 |
| Share price Dec. 31 | 51 | 43 | 33 | 29 | 73 | 62 | 87 | 75 |
| Share price high/low | 56/28 | 46/24 | 80/28 | 68/24 | 107/59 | 95/48 | 100/45 | 88/41 |
| No. of shareholders Dec 31. | 2,463 | 1,312 | 2,463 | 1,312 | 2,532 | 1,394 | 2,538 | 1,299 |
| Foreign shareholders (%) | 31.5 | 20.7 | 28.0 | 36.5 | 27.9 | 27.0 | 30.3 | 33.7 |
| Shares traded (1,000) | 50,418 | 24,484 | 39,472 | 13,687 | 36,103 | 21,674 | 38,888 | 26,698 |
| Share turnover rate | 0.92 | 0.88 | 0.72 | 0.49 | 0.65 | 0.77 | 0.69 | 0.96 |

**ADJUSTMENTS TO THE REGISTERED NUMBER OF SHARES**

In 1994, the General Meeting approved a two-for-one stock split. The Class B shares was introduced in connection with the share offering in 1996. Simultaneously, all Class A shareholders were awarded a bonus issue of Class B shares where four Class A shares would confer the right to one Class B share. In 2000, the General Meeting approved a two-for-one stock split.

**DUAL SHARE CLASS STRUCTURE**

The Company has a dual share class structure of Class A and Class B shares, both listed on the New York Stock Exchange (NYSE) and the Oslo Stock Exchange (OSE).

Holders of Class A shares (other than the Company or its subsidiaries) are entitled to one vote per share. Class B shares are in general non-voting, but otherwise carry the same rights and privileges as Class A shares. Certain actions, however, require support from both Class A and Class B shares. Such actions would be alteration of the Company's articles of association, approval of a merger or demerger, increase or reduction in the share capital or waiver of pre-emptive rights in connection with an increase in share capital.

Approval of the aforementioned actions would require support from at least two-thirds of the Class A shares as well as at least two-thirds of the share capital (both Class A and Class B shares) represented at a general meeting at which such actions would be considered.

**AUTHORIZATIONS TO BUY-BACK OWN SHARES**

In 2003, the General Meeting authorized the Board to repurchase 8,298,000 shares. The Board decides if it will repurchase Class A shares and/or Class B shares. The maximum price to be paid per share is NOK 150.00 and the minimum prize is NOK 1.00. This authorization is valid until October 29, 2004. During 2003, the Company has repurchased 700,000 Class A shares and 300,000 Class B shares.

**AUTHORIZATIONS TO ISSUE NEW SHARES**

In 2002, the General Meeting authorized the Board to increase the share capital with up to NOK 300,000,000 by issuing 30,000,000 new shares at par value NOK 10.00. The authorization comprises issuance of both Class A and Class B shares, and is valid until April 24, 2004.

**AUTHORIZATIONS TO ISSUE STOCK OPTIONS**

In 2002, the General Meeting resolved to authorize the Board to offer senior employees rights to subscribe for shares in the Company through a share incentive program based on options. This authorization allows the Board to increase the share capital by NOK 10,000,000 by issuance of up to 1,000,000 new Class B shares and is valid until April 24, 2004. In 2003, the Board decided to distribute 565,000 options to senior employees.

## Share Price Development and Turnover

At the end of 2003, Smedvig's market capitalization was NOK 3.97 billion (approximately US$ 593 million), and the Company was the 19th largest company quoted on the Oslo Stock Exchange (OSE) measured in terms of market capitalization.

The Smedvig share price increased significantly in 2003. The OSE quotation for the Class A share increased from NOK 33.00 at the beginning of the year to NOK 50.50 at year-end, which corresponds to an increase of 53 percent. The quotation for the Class B share increased from NOK 29.00 to NOK 42.50 at year-end, corresponding to a increase of 47 percent. The NYSE quotation for the Class A share was up from US$ 4.60 at the beginning of the year to US$ 7.62 at year-end, whereas the Class B share was up from US$ 4.00 to US$ 6.25 at year-end. The Oslo Stock Exchange's All Share Index increased 48 percent while the Dow Jones Industrial Average index increased 24 percent during the year.

The average daily turnover for the Class A and Class B shares was NOK 12.3 million in 2003. This corresponds to a turnover rate of 0.90 of outstanding shares during the year. Broken down by the two classes of shares, the average daily numbers of shares traded were 201,670 Class A share and 97,938 Class B share.

## Information to the Capital Market

The Company's financial strategy is supported by focused information and investor relations activities. Information regarding financial conditions and important events is given high priority in order to keep shareholders and capital markets continuously updated on events of significance in assessing the value of the Company. Smedvig works continuously to ensure that the share price reflects the asset values and earnings outlook for the Company.

## Financial calendar

- 1st quarter results - April 21, 2004
- Form 20-F for 2003 - June 30, 2004
- 2nd quarter results - August 10, 2004
- 3rd results - October 21, 2004
- Preliminary accounts and dividend proposal for 2004 - February 2005
- Annual Report and accounts for 2004 - April 2005

In addition to scheduled information, presentations are given to financial analysts and investors in the capital market, both in Norway and abroad. The basic principle is that announcements made to the capital market are disclosed to the OSE and the NYSE simultaneously and then subsequently and simultaneously made public in the Norwegian and international markets.

## Ownership

The Company has not imposed any restrictions on ownership by non-Norwegian shareholders. At year-end, non-Norwegian shareholders held 27.9 percent of the share capital as compared to 30.9 percent the previous year. The holdings in the Class A shares and Class B shares were 31.5 percent and 20.7 percent, respectively. The United States is the largest foreign market for the Company's shares.

The Smedvig family controls 39.5 percent of the Class A shares and 11.5 percent of the Class B shares, corresponding to 30.0 percent of the total share capital. The family intends to maintain a significant shareholding in the Company. Peter T Smedvig is Chairman of the Board.

At year-end 2003, the Company held 700,000 Class A shares and 1,091,000 Class B shares. The holding of Class B shares should be viewed as part of the Company's obligations related to the share incentive programs.

## Share Incentive Programs

At year-end, the Company had five share incentive programs based on allocated rights to subscribe for Class B shares.

| | Class B shares | Subscription price (NOK) | Maturity |
|---|---|---|---|
| 2001 (I) | 290,000 | 89.00 | 09/30/04 |
| 2001 (II) | 80,000 | 51.00 | 09/30/04 |
| 2002 (I) | 90,000 | 62.00 | 09/30/04 |
| 2002 (II) | 440,000 | 34.90 | 12/31/05 |
| 2003 | 565,000 | 29.00 | 12/31/07 |

The options issued under the 2001 (I), 2002 (II) and 2003 programs have been allocated to senior management and key employees. Options allocated under the 2001(II) and 2002 (I) programs have been allocated to the Chief Financial Officer and the Chief Executive Officer, respectively.

All options have been allocated free of charge but are tied to the holder's continued employment with the Company. The options are not transferable.

## Shares owned and controlled by Board members and Executive Management as of year-end:

| | Class A Shares | Class B Shares | Options |
|---|---|---|---|
| Peter T Smedvig, Chairman of the Board | 21,708,854 | 3,214,562 | 0 |
| Raymond De Smedt, Director | 34,000 | 11,300 | 0 |
| Siri B Hatlen, Director | 0 | 0 | 0 |
| J Larry Nichols, Director | 20,000 | 0 | 0 |
| Andrew C Salvesen, Director | 78,400 | 0 | 0 |
| Kjell E Jacobsen, Chief Executive Officer | 8,000 | 0 | 280,000 |
| Alf C Thorkildsen, Chief Financial Officer | 0 | 0 | 170,000 |
| Stein Diesen, Managing director | 0 | 0 | 75,000 |
| Alf R Løvdal, Managing director | 0 | 1,000 | 85,000 |
| Ståle Rød, Managing director | 8,000 | 82,000 | 130,000 |

## Share price development



NOK
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
Class A shares
Class B shares
Oslo Stock Exchange Energy index


## The 20 largest shareholders as of December 31, 2003

| | Number of Class A shares | Number of Class B shares | Percent of total number of shares |
|---|---|---|---|
| Peder Smedvig Capital I AS | 18,856,098 | 2,501,374 | 25.74% |
| Folketrygdfondet | 4,118,500 | 2,624,100 | 8.13% |
| Odin Norden | - | 4,534,400 | 5.46% |
| Odin Norge | - | 3,395,000 | 4.09% |
| Morgan Stanley & Co. Inc. | 2,253,734 | 629,087 | 3.47% |
| State Street Bank & Trust Co. | 2,331,817 | - | 2.81% |
| JP Morgan Chase Bank | 1,664,834 | 186,000 | 2.23% |
| Smedvig asa | 700,000 | 1,091,000 | 2.16% |
| UBS (Luxemburg) S.A. | 1,089,768 | 272,442 | 1.64% |
| Citibank NA | 442,597 | 736,860 | 1.42% |
| Skandinaviska Enskilda | - | 1,070,633 | 1.29% |
| A/S Veni | 832,460 | 208,114 | 1.25% |
| Smedvig, Nora | 826,528 | 206,632 | 1.25% |
| Investors Bank & Trust | 947,700 | - | 1.14% |
| Verdipapirfondet Avanse | - | 879,800 | 1.06% |
| Third Avenue Intl. | 715,400 | - | 0.86% |
| Verdipapirfondet Pareto | 680,000 | - | 0.82% |
| Mellon Bank AS | 661,756 | - | 0.80% |
| Nordea Bank Denmark | 435,975 | 174,240 | 0.74% |
| KLP Forsikring | - | 471,300 | 0.57% |
| Percent of total number of shares | 44.05% | 22.87% | 66.93% |

## Ownership Class A shares



Norway 68.5%
USA 12.7%
UK 9.1%
Luxembourg 2.7%
Other 7.0%


## Ownership Class B shares



Norway 79.3%
UK 8.5%
Sweden 4.9%
USA 3.1%
Other 4.2%




SHANNON
UHF-LINK
DP IDENT
SEL SWITCH



# Analyst information

## Net asset value

Smedvig does not publish an estimate on net asset value. The Company believes that such an estimate should be based on each shareholder's individual assessment of the Company's assets and market prospects. However, to assist shareholders in making their own calculations the Company aims to provide extensive supplementary information.

### VALUATION METHODS

Smedvig is an offshore drilling contractor that performs drilling services related to the Company's fleet of mobile units and tender rigs as well as its well service division. A valuation of the Company is suggested based on expected future cash flow from the Company's fixed assets and other activities.

In 2003, revenues and EBITDA from Mobile Units, Tender Rigs and Well Services accounted for approximately 42, 30 and 28 percent of total revenues and 40, 49 and 11 percent of total EBITDA, respectively. The Mobile Units and Tender Rigs divisions are capital intensive whilst Well Services are labor intensive with limited capital requirements.

Illustrations of the capital employed divided on the Company's divisions and historical cash flows are showed on the next pages. The breakdown of information on each division provides assistance in evaluating the future cash flow and net asset value.

### MARKET VALUE OF FIXED ASSETS

In January 2004, the Company obtained valuation assessments of its mobile units from three independent brokers. The values presented on page 27 in the rig overview are an arithmetic mean of these estimates. The market value of each rig is normally a function of age, maintenance and upgrades, and of the overall supply and demand situation. The estimates are in US dollars and are based on the assumption that the rigs are without drilling contracts. However, limited turnover in the secondary market makes these estimates uncertain.

In the tender rig market there are fewer competitors and not many transactions in the secondary market. The technical quality can also vary considerably from unit to unit. Accurate valuations for this type of drilling equipment are therefore difficult to provide and, as a result, such estimates are not included in the tender rig overview on page 33. In 2003, average dayrates achieved for the Company's tender rigs in operation were approximately US$ 41,000 for the tender barges and approximately US$ 60,000 for the semi-tenders. Average operating expenses including depreciation per tender rig were approximately US$ 30,000 per day as compared to US$ 33,000 the preceding year.

Other fixed assets include wireline units employed in the Company's Well Services activities.

### VALUATION OF OTHER ACTIVITIES

The Company holds drilling and maintenance contracts on platform rigs and performs well services operations on several fields on the Norwegian Continental Shelf. Overviews of the contract portfolio as well as the accounts are presented on page 36 and page 37.

Smedvig owns 44 percent of Lisme AS, which is a holding company for the oil service company Roxar AS. At year-end the book value for this holding was NOK 119 million. Smedvig reports its share in Lisme applying the equity method of accounting.

### INVESTMENTS

Investments cover mainly acquisitions of rigs, newbuilds and new equipment, upgrading of existing rigs and equipment as well as capitalized interest expenses related to upgrades and newbuilds.

Long-term maintenance (LTM) is not included in total investments. LTM is costs related to periodic overhauls of the rig fleet and are amortized as part of operating expenses over the anticipated time periods between overhauls, normally five-years.

The Company's total investments for the period 1999-2003 are illustrated on page 52.

#### NET INTEREST BEARING DEBT

At year-end net interest bearing debt amounted to NOK 2.6 billion. For more detailed information see Note 15 and Note 16 on page 71 and page 72.

### Order backlog

As of year-end, Smedvig's order backlog totaled approximately NOK 4.5 billion. The order backlog for the next five years is show on page 52. In addition, the Company has issued options to operators for extensions of some of the existing drilling contracts.

### Gains on sale of assets

Sale of assets is part of the Company's business. Over the years gains on sale of assets have represented a significant share of the profits reported by the Company. Gains on sale of assets are defined as sale price less book value. The applied depreciation period for the Company's rig fleet is 25 years.

The Company's income before income taxes is broken down to operating profit, gains on sale of assets, and net financial items for the period 1999-2003, see page 52.

### Value added

"Value added" by the Company can be expressed as the sum of operating profit and gross financial income plus changes in the market value of the fleet of mobile units over the year. On page 52, the "Value added" has been divided on the mentioned elements for the last five years. Changes in the aggregate market value for each year is adjusted for sales and purchases during the year. As estimates of market value for the tender rig fleet are not available, a movement in market value for the rig fleet only reflects changes for the mobile unit fleet.

### Development of dayrates

The dayrates for semi-submersible drilling rigs has varied considerably over time. A chart on page 52 shows the development in dayrates for semi-submersible drilling rigs in Norway since 1987. Dayrates differ for various type of drilling units as well as for geographical areas. Semi-submersibles are generally classified in terms of generations based on year of building and technical capabilities.

### Sensitivity analysis

#### INTEREST RATES

Smedvig's interest bearing debt totaled NOK 3,553 million at year-end (corresponding to US$ 531 million). All the debt is in principle based on floating interest rates. Out of the NOK 3,553 million, NOK 480 million is related to the Company's issues of commercial papers and bonds in the Norwegian market. For more details see note 15 on page 71.

At the end of the year, the Company had entered into interest swap arrangements for US$ 133 million. A change of one percentage point (100 basis points) in the interest rate would result in a change of approximately NOK 15 million in the Company's annual interest expenses. This effect is moderately offset by the corresponding changes in interest income from the Company's cash and short-term investments.

Smedvig capitalizes interest expenses during construction of newbuilds and major upgrades. In 2003, interest expenses totaled NOK 131 million, of which NOK 3 million was capitalized.

#### EXCHANGE RATES

The Company generates most of its revenues in U.S. dollars. In addition, virtually all assets are valued in dollars. A strong dollar is thus favorable for the Company. To limit the currency risk, assets are mainly financed in U.S. dollar denominated debt.

The NOK/US$ exchange rate was 6.6870 at year-end, while the average rate for 2003 was 7.0851. A change of 0.25 in the NOK/US$ exchange rate is estimated to alter the net income before income taxes by approximately NOK 36 million corresponding to NOK 0.44 per share.

#### DAYRATES

The Company receives dayrates for drilling units in operation. The dayrates are usually fixed during contract periods. As the units complete existing contracts and start on new assignments, the dayrate may change. A US$ 1,000 change in average dayrates for the Company's drilling units impacts annual revenues by some NOK 27 million. Assuming no corresponding change in costs, this would change income before income taxes by NOK 0.33 per share per year.

#### PERSONNEL COSTS

Personnel costs account for approximately 63 percent of Smedvig's operating expenses, excluding depreciation. For the Company's mobile units and tender rigs a pay increase of one percent would reduce the operating profit by approximately NOK 14 million per year, which corresponds to NOK 0.17 per share.

## Investments

NOK mill.



2,500
2,000
1,500
1,000
500
0
99
00
01
02
03


## Order backlog

NOK mill.



2,500
2,000
1,500
1,000
500
0
04
05
06
07
08


## Dayrates semi-submersible rigs in Norway

US$ 1,000



200
150
100
50
0
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
Third Generation
Fourth Generation
Fifth Generation


## Value added

NOK mill.



2,200
1,760
1,320
880
440
0
(440)
(880)
(1,320)
(1,760)
(2,200)
99
00
01
02
03
Operating profit before depriciation
Gross financial income
Net change in market value of rig fleet


## Breakdown of income before income taxes

NOK mill.



1,750
1,400
1,050
700
350
0
(350)
(700)
(1,050)
(1,400)
(1,750)
99
00
01
02
03
Operating profit
Gains on sale of assets and other items
Net financial items

# Financial summary

| NOK mill. | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **INCOME STATEMENT** | | | | | |
| Revenues | 3,037 | 3,354 | 3,816 | 3,588 | 3,119 |
| EBITDA | 953 | 941 | 1,536 | 1,384 | 1,134 |
| Opearting profit (EBIT) | 530 | 413 | 996 | 852 | 786 |
| **BALANCE SHEET** | | | | | |
| Total assets | 7,605 | 7,562 | 10,951 | 11,094 | 10,225 |
| Shareholders' equity | 3,062 | 3,379 | 5,068 | 4,145 | 4,071 |
| Interest bearing debt | 3,553 | 3,005 | 4,724 | 5,893 | 5,114 |
| Non-interest bearing debt including provisions | 990 | 1,178 | 1,159 | 1,056 | 1,040 |
| Total long-term assets | 5,729 | 5,831 | 8,855 | 8,749 | 8,630 |
| Current assets | 1,876 | 1,731 | 2,096 | 2,345 | 1,595 |
| **KEY FIGURES** | | | | | |
| Cash and cash equivalent | 993 | 598 | 930 | 1,045 | 672 |
| Working capital | 858 | 608 | 905 | 1,163 | 606 |
| Cash flow | 189 | 974 | 1,484 | 877 | 1,084 |
| Current ratio | 1.8 | 1.5 | 1.8 | 2.0 | 1.6 |
| Interest coverage ratio | (0.4) | (2.2) | 3.5 | 0.9 | 12.6 |
| Equity ratio | 40% | 45% | 46% | 37% | 40% |
| EBITDA margin | 31% | 28% | 40% | 39% | 36% |
| EBIT margin | 17% | 12% | 26% | 24% | 25% |
| Gross profit margin | 16% | 7% | 12% | (1%) | 20% |
| Return on equity | 3% | (19%) | 23% | 2% | 15% |
| Return on capital employed | 7% | 5% | 10% | 9% | 9% |
| Earnings per share | (0.71) | (9.74) | 12.97 | 0.99 | 6.94 |
| Cash flow per share | 2.32 | 11.85 | 17.99 | 9.59 | 12.27 |
| Book value per share | 37.71 | 41.11 | 61.59 | 50.02 | 49.38 |
| **VALUATION** | | | | | |
| P/E | N/A | N/A | 5.3 | 83.8 | 7.1 |
| P/CE | 20.7 | 2.7 | 3.9 | 8.7 | 4.0 |
| P/B | 1.3 | 0.8 | 1.1 | 1.7 | 1.0 |
| EV/EBITDA | 7.8 | 5.3 | 6.2 | 8.4 | 7.5 |
| EV/EBIT | 14.1 | 12.1 | 9.5 | 13.7 | 10.8 |

## DEFINITIONS

**Working capital** - Current assets minus current liabilities
**Cash flow** - Income before income taxes plus depreciation and amortization adjusted for unrealized currency gains/losses and payable taxes
**Current ratio** - Current assets/current liabilities
**Interest coverage ratio** - (Income before taxes plus interest expenses)/Interest expenses
**Equity ratio** - Equity/Total assets
**EBITDA** - Operating profit plus depreciation and amortization
**EBITDA margin** - EBITDA/Revenues
**EBIT margin** - Operating profit/Revenues
**Gross profit margin** - Income before other items/Revenues
**Return on equity** - Net income/Average equity
**Return on capital employed** - (Operating profit plus interest income)/Average total assets
**Earnings per share** - (Net income minus minority interest)/Average number of outstanding shares
**Cash flow per share** - (Cash flow minus minority interest)/Average number of outstanding shares
**Book value per share** - Shareholders equity/Total number of outstanding shares
**P/E** - Share price/Earnings per share
**P/CE** - Share price/Cash flow per share
**P/B** - Share price/Book value per share
**Enterprise value** - Market capitalization plus net interest bearing debt
**EV/EBITDA** - Enterprise value/EBITDA
**EV/EBIT** - Enterprise value/EBIT



POS
ROGALAND
SHANNON
SHANNON
UHF-LINK
DP IDENT
SEL SWITCH
60 52 34


MAN
MAN
MAN
PAS

# Consolidated Accounts

The accompanying consolidated financial statements present the financial position of Smedvig asa and consolidated subsidiaries in accordance with the generally accepted accounting principles in Norway (Norwegian GAAP)

# Consolidated Income Statements

| NOK million (except per share data) | Notes | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| **REVENUES** | | | | |
| Total revenues | (2) | 3,037 | 3,354 | 3,816 |
| **OPERATING EXPENSES** | | | | |
| Personnel expenses | (3) | (1,347) | (1,465) | (1,362) |
| Other operating expense | | (799) | (1,025) | (994) |
| Depreciation | (7) | (361) | (451) | (464) |
| Total operating expenses | | (2,507) | (2,941) | (2,820) |
| **Operating profit** | | **530** | **413** | **996** |
| **FINANCIAL INCOME AND EXPENSES** | | | | |
| Interest income | | 15 | 28 | 62 |
| Interest expenses | (15)(16) | (128) | (224) | (471) |
| Other financial items | (4) | 75 | 27 | (136) |
| Net financial items | | (38) | (169) | (545) |
| **Income before other items** | | **492** | **244** | **451** |
| **OTHER ITEMS** | | | | |
| Other items | (5) | (668) | (1,313) | - |
| Gains on sale of assets | (5) | - | 351 | 721 |
| Total other items | | (668) | (962) | 721 |
| **Income (loss) before income taxes** | | **(176)** | **(718)** | **1,172** |
| Income taxes | (6) | 88 | (84) | (104) |
| **Net income (loss)** | | **(88)** | **(802)** | **1,068** |
| Minority share of net income | | 30 | 1 | 5 |
| Earnings (loss) per share | (8) | (0.71) | (9.74) | 12.97 |
| Diluted earnings (loss) per share | (8) | (0.71) | (9.74) | 12.96 |

# Consolidated Balance Sheets

| NOK million | Notes | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **LONG-TERM ASSETS** | | | | |
| Deferred taxes | (6) | 26 | - | 125 |
| Mobile units and tender rigs | (7) | 5,213 | 5,283 | 8,142 |
| Other tangible assets | (7) | 297 | 295 | 415 |
| Financial fixed assets | (9) | 193 | 253 | 173 |
| **Total long-term assets** | | **5,729** | **5,831** | **8,855** |
| **CURRENT ASSETS** | | | | |
| Receivables | (10) | 883 | 1,105 | 1,032 |
| Short-term investments | (11) | - | 28 | 134 |
| Cash and cash equivalents | (12) | 993 | 598 | 930 |
| **Total current assets** | | **1,876** | **1,731** | **2,096** |
| **Total assets** | | **7,605** | **7,562** | **10,951** |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | | | |
| **SHAREHOLDERS' EQUITY** | | | | |
| Total paid-in capital | (13) | 2,545 | 2,555 | 2,556 |
| Total retained earnings | (13) | 517 | 824 | 2,512 |
| **Total shareholders' equity** | | **3,062** | **3,379** | **5,068** |
| **LIABILITIES** | | | | |
| **PROVISIONS** | | | | |
| Deferred taxes | (6) | - | 79 | - |
| Pensions | (14) | 172 | 176 | 128 |
| **Total provisions** | | **172** | **255** | **128** |
| **LONG-TERM LIABILITIES** | | | | |
| Long-term interest bearing debt | (15) | 3,353 | 2,805 | 4,524 |
| Other long-term liabilities | | - | - | 40 |
| **Total long-term liabilities** | | **3,353** | **2,805** | **4,564** |
| **CURRENT LIABILITIES** | | | | |
| Short-term interest bearing debt | (16) | 200 | 200 | 200 |
| Other short-term liabilities | (17) | 818 | 923 | 991 |
| **Total current liabilities** | | **1,018** | **1,123** | **1,191** |
| **Total equity and liabilities** | | **7,605** | **7,562** | **10,951** |

Stavanger, March 24, 2004

The Board of Directors of Smedvig asa

Peter T Smedvig (Chairman) | Raymond De Smedt | Siri B Hatlen

J. Larry Nichols | Andrew C. Salvesen | Kjell E Jacobsen

# Consolidated Cash Flows

| NOK million | 2003 | 2002 | 2001 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income (loss) | (88) | (802) | 1,068 |
| *Adjustments to reconcile net income (loss) to net cash provided by operating activities:* | | | |
| Depreciation | 361 | 451 | 464 |
| Gains on sale of assets | - | (330) | (721) |
| Losses on sale of securities | - | 6 | 3 |
| Unrealized forreign exchange loss, long-term debt | - | - | (3) |
| Amortization of periodic overhauls | 62 | 77 | 80 |
| Associated companies | (12) | (8) | - |
| Write-down of assets | - | 1,313 | - |
| Increased (decreased) pension provisions | (4) | 48 | - |
| Deferred income taxes | (146) | 31 | 67 |
| *Change in assets and liabilities, net of effect of acquisitions:* | | | |
| Receivables | 222 | (115) | 92 |
| Income taxes payable | (12) | (3) | (28) |
| Accounts payable | (9) | (2) | 34 |
| Other current liabilities | (103) | (21) | (27) |
| **Net cash provided by operating activities** | **271** | **645** | **1,029** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures on mobile units, tender rigs and drilling equipment inventory and fixtures | (512) | (354) | (967) |
| Capital expenditures on long-term maintenance | (70) | (40) | (114) |
| Cash collection of long-term receivables | 76 | (94) | 92 |
| Proceeds from sale of fixed assets | 6 | 494 | 979 |
| Proceeds from sale and redemption of securities | 28 | 95 | 42 |
| **Net cash provided by (used in) investing activities** | **(472)** | **101** | **32** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Long-term debt borrowings | 1,025 | 1 | 4,159 |
| Payments of long-term debt | (315) | (873) | (5,262) |
| Equity issue | - | - | 4 |
| Treasury shares | (30) | (4) | (45) |
| Minority's share of cash paid in limited partnership | 11 | - | 6 |
| Dividends | (81) | (123) | (104) |
| **Net cash provided by (used in) financing activities** | **610** | **(999)** | **(1,242)** |
| Effect of exchange rate changes on cash and cash equivalents | (14) | (79) | 66 |
| Net increase (decrease) in cash and cash equivalents | 395 | (332) | (115) |
| **Cash and cash equivalents at beginning of year** | **598** | **930** | **1,045** |
| **Cash and cash equivalents at end of year** | **993** | **598** | **930** |

# Accounting Policies

The accompanying consolidated financial statements present the financial position of Smedvig asa and consolidated subsidiaries (the "Company" or "Smedvig"). The accounts have been prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). These accounting principles vary in certain significant respects from generally accepted accounting principles in the United States (US GAAP). See Note 29 for a discussion of the principal differences between Norwegian GAAP and US GAAP that affect the Company's consolidated net income and shareholders' equity.

For reporting periods beginning January 1, 2005, the consolidated accounts must be prepared in accordance with International Financial Reporting Standards (IFRS). See Note 1 for a discussion of the principal differences between Norwegian GAAP and IFRS that affect the Company.

**NATURE OF OPERATION**

Smedvig is an offshore drilling contractor that, since 1965, has provided drilling and related services to the oil and gas industry.

In addition to owning and operating mobile drilling rigs, a drillship and tender rigs, Smedvig has contracts for production drilling and maintenance on fixed installations on the Norwegian continental shelf.

**USE OF ESTIMATES**

The preparation of financial statements in conformity with generally accepted accounting principles in Norway and the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include those required in the valuation of fixed assets, assessment of other contingent liabilities, and the capitalization of cost relating to the upgrade of a mobile unit or tender rig. Actual results could differ from those estimates.

**BASIS OF CONSOLIDATION**

Subsidiaries in which the Company's holding exceeds 50 percent are consolidated in the financial statements.

The Company also consolidates certain limited partnerships and equity investments, in which the Company's holding is 50 percent or less, in accordance with the proportionate consolidation method. Proportionate consolidation is utilized for joint ventures in which the Company is actively involved in the operations.

The equity method of accounting is used for investments in associated companies in which the investment provides the Company with the ability to exercise significant influence over operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which the Company's direct or indirect ownership is between 20 and 50 percent. Under the equity method, the Company's share of profits and losses of associated companies is included in the consolidated income statement under other financial items. The excess of the investment in those affiliates over the Company's share of their net assets at the acquisition date was recognized as goodwill.

The cost method of accounting is used for investments in companies in which the Company's ownership is less than 20 percent.

All material intercompany transactions and internal sales have been eliminated in consolidation.

**RECLASSIFICATION**

Certain 2002 and 2001 amounts have been reclassified to conform to 2003 presentation. The reclassification includes an increase in long-term interest bearing debt and corresponding decrease in other long-term liabilities in 2002 and 2001. In 2001, the reclassification includes an increase in the value of Mobile Units and Tender Rigs and a corresponding decrease in current assets (spare parts) representing replacement drilling equipment and fixtures specifically required to maintain the Company's assets.

**REVENUE RECOGNITION**

The substantial majority of the Company's revenues is derived from dayrate based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered, and at the rates established in the contracts.

Under some contracts, Smedvig is entitled to additional payments for exceeding performance targets. As there is uncertainty as to such bonus payments until the drilling program is completed, such additional payments are recognized after completion of such drilling program.

Drilling contracts occasionally include mobilization fees and/or other fees payable at the start of the contract. In cases where the fee covers a general upgrade of a drilling unit or equipment and it is considered that the upgrade represents a value increase to Smedvig beyond the contract period, the fee is amortized over the contract period whereas the investment is depreciated over the remaining lifetime of the asset. In cases where the payment covers specific upgrades or equipment only of value to the customer, the up-front fees are recognized as revenue on a straight-line basis over the estimated contract period. Related equipment in such cases is depreciated over the contract period.

Occasionally drilling contracts are terminated by the customer against a financial compensation. The compensation is recognized as revenue over the termination period or upon termination if a termination period is not applicable. The termination period is the period where the Company is contractually obligated to refund a portion of the termination fee if the related asset commences on a new contract with another customer.

**REPAIRS AND MAINTENANCE**

Costs for normal repair and maintenance are expensed as other operating expenses when the repairs and maintenance take place. Information on periodic overhauls is described in the section Long-term maintenance.

**FUNCTIONAL CURRENCY**

The Company uses Norwegian kroner as the functional currency on Group level. The following subsidiaries use the US dollar as the functional currency:

- Smedvig Asia
- Smedvig Rig

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, that is the currency of the environment in which an entity primarily generates and expends cash. As a result of a significant increase in activities conducted in US dollars by Smedvig Rig, the Company adopted the US dollars as the functional currency with effect from April 1, 2001.

**FOREIGN CURRENCIES**

Due to the international nature of the Company's operations, exchange rate movements give rise to foreign currency transaction risk and translation risk when revenues, costs and net assets of foreign subsidiaries are converted into Norwegian kroner. While the Company engages in certain foreign exchange transactions with respect to its foreign currency exposure, there can be no assurance that these transactions will protect the Company from the effects of future exchange rate fluctuations, see Note 19.

The balance sheets of subsidiaries with functional currencies other than the Norwegian kroner are translated into Norwegian kroner at the foreign exchange rate at year-end, and the income statements are translated at the average exchange rate prevailing during the year. Differences arising from foreign exchange translation are recorded as a separate component of shareholders' equity. For subsidiaries using Norwegian kroner as the functional currency, bank deposits, short-term receivables and short- and long-term liabilities denominated in foreign currencies are translated at year-end exchange rates. Any gains or losses resulting from such translation are recognized as financial income or expense.

**NEWBUILDING PROJECTS**

Newbuildings are included in fixed assets at their cumulative costs.

**CAPITALIZED INTEREST**

Interest expenses on borrowings utilized to upgrade and construct newbuildings are capitalized based on accumulated expenditures for the applicable project at the Company's current rate of borrowing.

**MOBILE UNITS, TENDER RIGS AND OTHER TANGIBLE ASSETS**

Mobile units, tender rigs and other tangible assets are recorded at historical cost less accumulated depreciation. These assets are depreciated on a straight line basis over the economic life of the assets. The Company's mobile rigs, drillship and tender rigs are depreciated over 25 years. Drilling equipment and fixtures are depreciated over a period of three to ten years, depending upon their useful life.

Towards the end of a unit's operating life, the Company may in certain situations decide to upgrade a unit in order to extend the life of the unit or modify it for alternative employment. In such instances, the associated cost is capitalized and depreciated over the new remaining life of the unit.

**IMPAIRMENT OF LONG LIVED ASSETS**

Long-lived assets, such as mobile units and tender rigs, other tangible assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated discounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated discounted future cash flows, an impairment charge is recognized by the amount the carrying amount of the asset exceeds its fair value.

**LONG-TERM MAINTENANCE**

Expenses related to periodic overhauls of mobile units and tender rigs are capitalized as other tangible assets and amortized over the anticipated period between overhauls, which is generally five years.

**ACCOUNTS RECEIVABLE**

Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

**SHORT-TERM INVESTMENTS**

Short-term investments in marketable debt securities are recorded at market value at year-end.

**CASH AND BANK DEPOSITS**

Cash and cash equivalents include highly liquid investments with an original maturity of 90 days or less.

**PENSIONS**

The Company has several defined benefit plans which provide retirement, death and termination benefits.

The retirement benefits are generally a function of years of employment and amount of compensation. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by employees and amounts are based on actuarial calculations.

**DERIVATIVE FINANCIAL INSTRUMENTS**

The Company's interest-rate swap agreements, currency options and forward exchange contracts do not qualify for hedge accounting, as they are not designated as hedges of specific assets, liabilities or firm commitments. Consequently, interest-rate swap agreements, forward exchange and currency option contracts are marked to market, with the resulting gain or loss recorded as interest expenses related to the change in the swap agreements and as other financial income or expense related to change in currency options and forward exchange contracts.

**INCOME TAXES**

Income tax expense consists of taxes payable and changes in deferred tax assets and liabilities. Deferred tax assets and liabilities are based on temporary differences that arise between the book basis and tax basis of assets and liabilities and the future tax benefits of tax loss carry forwards.

Deferred tax assets can only be recognized if it is probable that the future benefit will be realized.

The majority of the Company's mobile units and tender rigs as well as the drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are distributed by companies within the scheme or when a company decides to withdraw from the scheme. A portion of net financial items are subject to ordinary Norwegian taxation. Since Smedvig deems it preferable to stay within the scheme indefinitely, no provision for deferred taxes has been accrued on applicable income. However, provisions for deferred taxes are recognized for temporary differences on taxable net financial items.

The Company aims to distribute a dividend each year. The dividend will primarily be taken from earnings which have been subject to ordinary taxation, from distributable reserves and, if necessary, from earnings under the Norwegian tax scheme for shipowning and offshore companies. Available funds for distribution that have been subject to taxation are sufficient to cover dividend payments for the immediate future.

**EARNINGS PER SHARE**

Earnings per share is computed by dividing net income by the weighted average number of Class A and Class B shares outstanding during the year. Shares issued during the year are weighted for the portion of the year that they were outstanding.

Diluted earnings per share is computed in a manner consistent with that of earnings per share, while giving effect to the potentially dilutive effect of outstanding share options during the period. Diluted earnings per share does not include the potential effects of outstanding share options in loss years as the effects are anti-dilutive. Note 8 discloses outstanding shares for the years 2003, 2002 and 2001.

**INCENTIVE PROGRAMS**

The Company has established incentive plans for senior management. In the case when the exercise price of the share options granted is lower than the market price of the Company's shares on the date of grant, the difference is recognized as salary expense over the vesting period. National insurance contributions arising from such incentive programs is accrued over the period of the options.

# Notes

The notes refer to the Group. The numbers are in NOK million unless otherwise stated.

## NOTE 1
## TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

### IMPACT OF CONVERSION ON CONSOLIDATED GROUP FINANCIAL STATEMENTS

These financial statements have been prepared in accordance with the Norwegian GAAP. The differences between IFRS and Norwegian GAAP identified to date that could have a significant effect on the consolidated financial statements are summarised below. The summary should not be taken as an exhaustive list of all the differences between IFRS and Norwegian GAAP that could have significant impact on the consolidated financial statements. No attempt has been made to identify all disclosure, presentation or classification differences that could affect the manner in which transactions or events are presented.

The group has not quantified the effects of the differences discussed below. The consolidated financial performance and financial position as disclosed in these financial statements may be significantly different if determined in accordance with IFRS.

The Norwegian Accounting Act is under revision. In addition, the Norwegian Accounting Committee (Norsk RegnskapsStiftelse) and IFRS have significant ongoing projects that could affect the differences between IFRS and Norwegian GAAP as described below and the impact of these differences to future consolidated financial statements. The potential impacts on the consolidated financial statements of the adoption of IFRS will depend on the circumstances prevailing on the adoption of IFRS on January 1, 2005.

The major differences between Norwegian GAAP and IFRS identified to date that could have a significant effect on the consolidated financial statements of the Company are as follows:

### DIVIDENDS

Under Norwegian law, dividends are payable out of retained earnings. The dividend is subject to approval by the Annual General Meeting following the fiscal year to which the dividend relates. Under Norwegian GAAP, dividends are recorded as a liability when proposed by the Board. Under IFRS, dividends should not be recognized as a liability in the balance sheet before it is approved.

### LIABILITIES

Under Norwegian GAAP, the current portion of long-term debt is classified as long-term liability. Under IFRS, debt should be classified as current or non-current based on whether it is due within one year from the balance sheet date or not.

### PROVISION FOR PENSIONS

Under Norwegian GAAP, unrecognized actuarial gains and losses from pension obligations, are amortized over the future estimated remaining employment period. When implementing IFRS, unrecognized actuarial gains and losses can be eliminated against equity.

### INCOME TAXES

The Company benefits from the Norwegian tax scheme for shipowning companies. As the Company intends to stay within the scheme indefinitely, no provision for deferred taxes has been accrued. As of today the Company is insecure whether this principle is acceptable according to IFRS. The alternative would be to record deferred tax at nominal value.

### IFRS CONVERSION PLAN

As appears from the above, the Company has recognized only few material differences between Norwegian GAAP and IFRS. The identified differences would be implemented in connection with the IFRS conversion for periods beginning January 1, 2005. The Company's progress has so far been in accordance with the schedule.

## NOTE 2
## SEGMENT INFORMATION

The Company provides drilling and related services to the offshore oil and gas industry. There have not been any inter-segment sales. The accounting principles for the segments are the same as for the consolidated accounts.

### GEOGRAPHIC SEGMENT DATA

The following presents the Company's revenues, income (loss) before taxes and assets by geographic area:

| REVENUES FROM UNAFFILIATED CUSTOMERS | 2003 | 2002 | 2001 |
|---|---|---|---|
| Norway | 2,045 | 1,866 | 2,634 |
| Brunei | 338 | 318 | 251 |
| Thailand | 278 | 328 | 280 |
| Malaysia | 159 | 399 | 360 |

| INCOME (LOSS) BEFORE INCOME TAXES | 2003 | 2002 | 2001 |
|---|---|---|---|
| Norway [1] | (398) | 408 | 1,349 |
| Brunei | 173 | 142 | 139 |
| Thailand | 55 | 93 | 66 |
| Malaysia | 63 | 192 | 130 |
| Indonesia | 36 | - | - |
| Other [2] | (67) | (1,384) | 33 |
| Income (loss) before income taxes and net financial items | (138) | (549) | 1,717 |
| Net financial items | (38) | (169) | (545) |
| **Total** | **(176)** | **(718)** | **1,172** |

| IDENTIFIABLE ASSETS [3] | | | |
|---|---|---|---|
| Norway | 3,988 | 4,502 | 5,351 |
| Brunei | 876 | 449 | 705 |
| Thailand | 544 | 492 | 487 |
| Malaysia | 155 | 531 | 1,254 |
| Indonesia | 640 | - | - |
| Other [4] | 1,402 | 1,588 | 3,154 |
| **Total** | **7,605** | **7,562** | **10,951** |

1) Including a loss on the Balder dispute of NOK 668 million for the year ended December 31, 2003 and gains on sales of assets of NOK 351 million and NOK 721 million for the years ended December 31, 2002 and 2001, respectively.
2) Including a write-down of West Navigator amounting to NOK 1,313 million in 2002.
3) A substantial portion of the Company's assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
4) Including West Navigator at NOK 943 million, NOK 982 million and NOK 2,485 million for the years ended December 31, 2003, 2002 and 2001, repectively.

**INDUSTRY SEGMENT DATA**

As of December 31, 2003, the Company operates in the following three segments:

- Mobile Units:
  The Company offers services encompassing drilling, completion and maintenance of offshore wells in deep waters and harsh environments. The drilling contracts relate to three semi-submersible rigs, one ultra-large jack-up and one deepwater drillship.
- Tender Rigs:
  The Company operates a fleet of six self-erecting tender rigs and three semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.
- Well Services:
  The Company performs production drilling and maintenance activities on several fixed installations in the Norwegian sector of the North Sea. The Company also provides wireline services including well maintenance, modification and abandonment.

For accounting purposes only, there is a fourth division, Discontinued Activities.

| REVENUES FROM UNAFFILIATED CUSTOMERS | 2003 | 2002 | 2001 |
|---|---|---|---|
| Mobile Units | 1,287 | 1,423 | 2,184 |
| Tender Rigs | 911 | 1,076 | 900 |
| Well Services | 838 | 855 | 732 |
| Discontinued Activities | 1 | - | - |
| **Total** | **3,037** | **3,354** | **3,816** |

| DEPRECIATION AND AMORTIZATION | | | |
|---|---|---|---|
| Mobile Units | 258 | 367 | 406 |
| Tender Rigs | 147 | 143 | 120 |
| Well Services | 18 | 18 | 18 |
| **Total** | **423** | **528** | **544** |

| INCOME (LOSS) BEFORE INCOME TAXES | | | |
|---|---|---|---|
| Mobile Units [1] | 129 | (1,049) | 1,371 |
| Tender Rigs | 326 | 443 | 342 |
| Well Services | 88 | 63 | 50 |
| Discontinued Activities [2] | (681) | (6) | (46) |
| Income (loss) before income taxes and net financial items | (138) | (549) | 1,717 |
| Net financial items | (38) | (169) | (545) |

| IDENTIFIABLE ASSETS | 2003 | 2002 | 2001 |
|---|---|---|---|
| Mobile Units | 4,588 | 4,677 | 7,300 |
| Tender Rigs | 2,759 | 2,497 | 3,207 |
| Well Services | 258 | 220 | 271 |
| Discontinued Activities | - | 168 | 173 |
| **Total** | **7,605** | **7,562** | **10,951** |

| CAPITAL EXPENDITURES | | | |
|---|---|---|---|
| Mobile Units | 21 | 273 | 116 |
| Tender Rigs | 451 | 72 | 819 |
| Well Services | 40 | 9 | 16 |
| **Total** | **512** | **354** | **951** |

1) Including a write-down of West Navigator amounting to NOK 1,313 offset by gains on sales of assets of NOK 351 million for the year ended Decemebr 31, 2002 and gains on sales of assets NOK 721 million for the year ended December 31, 2001.
2) Including a loss on the Balder dispute of NOK 668 million in the year ended December 31, 2003. Expenses related to the Balder litigation are also included in other.

## NOTE 3
## PERSONNEL EXPENSES AND REMUNERATION TO THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

| SPECIFICATION OF PERSONNEL EXPENSES | 2003 | 2002 | 2001 |
|---|---|---|---|
| Salaries | 1,038 | 1,126 | 1,017 |
| National insurance contributions | 129 | 142 | 133 |
| Pension costs | 85 | 109 | 108 |
| Other remunerations | 95 | 88 | 104 |
| **Total** | **1,347** | **1,465** | **1,362** |
| Average number of employees | 2,805 | 3,100 | 3,103 |

**REMUNERATION TO THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER**

Numbers in NOK

*Remuneration expensed in 2003:*

| | |
|---|---|
| Board of Directors | 800,000 |
| Chief Executive Officer [1] | 2,262,276 |

The Chairman of the Board, Peter T Smedvig, who is Non-Executive Chairman, has not received any remuneration in 2003.

1) The Chief Executive Officer has been granted 70,000 options in 2003 which are described in Note 18. Pursuant to his employment agreement he will receive compensation corresponding to 24 months salary if the Board decides to end his employment with the Company.

## NOTE 4
## OTHER FINANCIAL ITEMS

In 2003, other financial items amounted to a net income of NOK 75 million of which approximately NOK 80 million is related to gains on the Company's forward exchange contracts. In addition, NOK 12 million is reported as the Company's share of income from the associated company Lisme AS. These gains were partly offset by currency loss on receivables and bank deposits of approximately NOK 15 million.

In 2002, other financial items amounted to a net income of NOK 27 million of which approximately NOK 120 million was related to gains on the Company's forward exchange contracts, partly offset by a loss of NOK 56 million related to a currency loss on a debt denominated in US dollar as well as a currency loss on receivables and bank deposits of approximately NOK 40 million.

The foreign exchange loss of NOK 56 million is the accumulated loss on a debt denominated in US dollar which the Company did not translate during the period from 1995 through 2002. This debt was repaid by the Company in 2002.

If the loss had been recorded each year, the effects in the income statement would have been a reduction of income of NOK 6 million in 2001 and no effect in 2002. The Company, after considering both the qualitative and the quantitative impact of the translation error, has determined that the misstatement was not material. Consequently, the misstatement was recorded against the profit and loss statement in 2002.

The Company changed its functional currency from Norwegian kroner to US dollar in April 2001 (see Note 21). The accumulated exchange gain arising in translation of this debt in the period from April 1, 2001 to December 31, 2001 was NOK 28 million, and has been recorded against other equity. In the first quarter of 2001, the Company recorded a

## NOTE 5
## OTHER ITEMS

On July 30, 2003, Stavanger District Court came to a decision in the dispute between Esso and Smedvig regarding the completion of the Balder production vessel that Smedvig sold to Esso. The Court concluded that Smedvig had to pay a net amount of NOK 485 million plus USD 3.5 million. In addition to these amounts, Smedvig had to pay interest to Esso of approximately NOK 160 million.

The ruling from Stavanger District Court was not appealed, but Esso filed a complaint with the Appeal Court concerning the distribution of the parties' litigation costs.

Early 2004, Esso and Smedvig agreed to waive all outstanding claims concerning the litigation process. All remaining issues between Esso and Smedvig have been settled without any further payments. At the same time, Smedvig reached a final settlement with Keppel FELS in relation to the building contract for Balder FPU. Under this agreement Smedvig received USD 25 million and maintained the right to seek indemnity from the underwriters of the warranty works insurance.

As a consequence of the Court's decision, the Company had to write-off a receivable of NOK 175 million, which is included in other items in 2003. The net effect of the Balder dispute was a loss of NOK 668 million.

In 2002, the Company recorded a write-down of West Navigator amounting to NOK 1,313 million as a result of its impairment evaluation to reflect the asset at fair value. Fair value was determined based on the average of fair value estimates obtained from three independent offshore brokers. In 2002, the Company adopted the new Norwegian standard for evaluating impairment of assets. Under this standard, discounted expected future cash flows are compared to the carrying amount of the asset to determine if a write-down is required or not. Under the previous standard, the test was based on undiscounted cash flows. The new standard was not applied retroactively and there was no impact on 2001 as result of adoption.

In 2002 and 2001, the Company sold the mobile units West Vanguard and West Delta, respectively. The sale prices were approximately US$ 69 million and US$ 110 million, resulting in gains of NOK 351 million and NOK 721 million, for the years 2002 and 2001, respectively.

## NOTE 6
## INCOME TAXES

| ALLOCATION OF INCOME (LOSS) BEFORE INCOME TAXES | 2003 | 2002 | 2001 |
|---|---|---|---|
| Norway | (246) | (769) | 1,099 |
| Outside Norway [1] | 70 | 51 | 73 |
| **Total** | **(176)** | **(718)** | **1,172** |

| INCOME TAX EXPENSE (BENEFIT) | | | |
|---|---|---|---|
| *Payable tax:* | | | |
| Norway | 21 | 12 | 12 |
| Outside Norway | 37 | 41 | 25 |
| Total payable tax | 58 | 53 | 37 |
| Total deferred income tax expense (benefit) Norway | (145) | 31 | 67 |
| Total deferred income tax benefit outside Norway | (1) | - | - |
| **Total** | **(88)** | **84** | **104** |

1) Allocation of income before income taxes refers to income that is not taxable in Norway.

The principal differences between the expected tax expense computed by applying the Norwegian statutory tax rate of 28 percent to income (loss) before income taxes and the actual tax expense are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| "Expected" income taxes | (49) | (201) | 328 |
| Foreign tax rate differential | 21 | 27 | 51 |
| Shipowners' taxation in Norway | (51) | 250 | (277) |
| Income tax provisions (reversed provisions) | 13 | - | (14) |
| Other | (22) | 8 | 16 |
| **Income taxes** | **(88)** | **84** | **104** |

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

| **DEFERRED TAX ASSETS** | 2003 | 2002 | 2001 |
|---|---|---|---|
| Tax loss carry forward | 235 | 276 | 138 |
| Pension liabilities | 45 | 46 | 36 |
| Provisions | 15 | 25 | 36 |
| Gross deferred tax assets | 295 | 347 | 210 |
| **DEFERRED TAX LIABILITIES** | | | |
| Fixed assets | 15 | 14 | 30 |
| Currency exchange fluctuations | 213 | 353 | - |
| Other | 41 | 59 | 55 |
| Gross deferred tax liabilities | 269 | 426 | 85 |
| **Net deferred tax assets (liabilities)** | **26** | **(79)** | **125** |

At December 31, 2003, the Company's deferred tax asset of NOK 235 million was derived from a tax loss carry forward of NOK 841 million, that expires in varying amounts primarily between 2008 and 2013. The Company is of the opinion that it is probable that the deferred tax assets will be realized through future profits and the reversal of taxable timing differences.

## NOTE 7
## MOBILE UNITS AND TENDER RIGS AND OTHER TANGIBLE ASSETS

| | **Mobile units and tender rigs** | Drilling equipment, inventory and fixtures | Long-term maintenance | **Total other tangible assets** |
|---|---|---|---|---|
| Original cost at January 1, 2003 | 8,796 | 362 | 342 | 704 |
| Additions | 473 | 39 | 70 | 109 |
| Disposals | (3) | (3) | - | (3) |
| Cost at December 31, 2003 | 9,266 | 398 | 412 | 810 |
| Currency exchange fluctuations | (218) | - | (5) | (5) |
| Accumulated depreciation, amortization and write-downs at December 31, 2003 | (3,835) | (265) | (243) | (508) |
| **Book value at December 31, 2003** | **5,213**[1)] | **133** | **164** | **297** |
| Depreciation for the year | 322[1)] | 39 | - | 39 |
| Amortization for the year | - | - | 62 | 62 |
| Percentage depreciation and amortization | 4 | 10-33 | 20 | - |

1) See pages 27 and 33 for specifications of book value and ordinary depreciation per mobile unit and tender rig.

## NOTE 8
## EARNINGS PER SHARE

| NOK million (except per share data) | Net income adjusted for minority interest | Weighted average shares outstanding | Earnings per share |
|---|---|---|---|
| **2001** | | | |
| Earnings per share | 1,073 | 82,753,475 | 12.97 |
| Effect of dilution: | | | |
| Options | | 82,701 | |
| Diluted earnings per share | 1,073 | 82,836,176 | 12.96 |
| **2002** | | | |
| Earnings (loss) per share | (801) | 82,253,720 | (9.74) |
| Effect of dilution: | | | |
| Options | | - | |
| Diluted earnings (loss) per share | (801) | 82,253,720 | (9.74) |
| **2003** | | | |
| Earnings (loss) per share | (58) | 81,346,850 | (0.71) |
| Effect of dilution: | | | |
| Options | | - | |
| Diluted earnings (loss) per share | (58) | 81,346,850 | (0.71) |

For the years 2003, 2002 and 2001, 1,465,000, 1,210,000 and 628,500 options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

## NOTE 9
## FINANCIAL FIXED ASSETS

| LONG-TERM RECEIVABLES | 2003 | 2002 | 2001 |
|---|---|---|---|
| KS West Alpha | - | 84 | - |
| Other long-term receivables | 65 | 60 | 82 |
| **SHARES IN ASSOCIATED COMPANY** | | | |
| Lisme AS | 119 | 98 | 90 |
| **SHARES IN LIMITED PARTNERSHIPS** | | | |
| KS Difko XLIV | 8 | 10 | - |
| **SHARES** | | | |
| Shares in North Norway Drilling Co. AS | 1 | 1 | 1 |
| **Total** | **193** | **253** | **173** |

## NOTE 10
## RECEIVABLES

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Trade receivables | 445 | 580 | 604 |
| Other receivables | 438 | 525 | 428 |
| **Total** | **883** | **1,105** | **1,032** |

The trade receivables are primarily from major international oil and gas companies. The Company continually evaluates the credit risk associated with each customer and, when considered necessary, requires certain guarantees. At December 31, 2003, 2002 and 2001 no "Provision for doubtful accounts" was considered necessary.

The following table summarizes revenues from major customers as a percentage of total revenues (revenues in excess of 10 percent for the period):

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| BP | 20% | 14% | 7% |
| Norsk Hydro | 22% | 28% | 37% |
| Statoil | 23% | 14% | 26% |

## NOTE 11
## SHORT-TERM INVESTMENTS

| | 2003 | | | | 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| | Book value | Unrealized gains | Unrealized losses | Fair value | Book value | Unrealized gains | Unrealized losses | Fair value |
| Debt securities (bonds) | - | - | - | - | 28 | - | - | 28 |

| **OTHER INFORMATION REGARDING THE SHORT-TERM INVESTMENTS** | 2003 | 2002 | 2001 |
|---|---|---|---|
| Purchases | - | - | - |
| Proceeds from sales | - | 40 | - |
| Proceeds from redemptions | 28 | 55 | 42 |
| Realized gains (losses) | - | (6) | (3) |

Realized gains or losses on the sale of securities are determined by reference to the carrying value at the time when the specific security is sold.

## NOTE 12
## CASH AND CASH EQUIVALENTS

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash | 851 | 469 | 915 |
| Certificates of deposit | 142 | 129 | 15 |
| **Total** | **993** | **598** | **930** |

## NOTE 13
## SHAREHOLDERS' EQUITY

The Company's share capital is divided in two share classes, Class A and Class B. The Class B shares are in general non-voting, but otherwise carry the same rights and privileges as the Class A shares.

In April 2001, the General Meeting resolved to increase the par value per share from NOK 1.50 to NOK 10.00. This resulted in the conversion of NOK 705 million of share premium reserve into share capital.

| **TOTAL PAID-IN CAPITAL** | 2003 |
|---|---|
| Numbers in NOK | |
| Registered share capital | 829,840,040 |
| Treasury shares | (17,910,000) |
| Share premium reserve | 1,733,284,947 |
| **Total** | **2,545,214,987** |

| **CHANGES IN THE NUMBER OF CLASS A SHARES, CLASS B SHARES AND SHARE CAPITAL** | Number of Class A Shares | Number of Class B Shares | Share Capital |
|---|---|---|---|
| Balance at January 1, 2001 | 55,014,004 | 27,854,250 | 124 |
| New share issuance in 2001 | - | 115,750 | 1 |
| Par value increase in 2001 | - | - | 705 |
| Issued shares at December 31, 2003 | 55,014,004 [1] | 27,970,000 [1] | 830 |

1) Include 700,000 Class A Shares and 1,091,000 Class B Shares held as treasury shares at December 31, 2003.

| **TREASURY SHARES** | | | |
|---|---|---|---|
| Balance at January 1, 2001 | - | - | - |
| Treasury shares bought 2001 | - | 700,000 | (7) |
| Treasury shares sold 2001 | - | (6,750) | - |
| Balance at December 31, 2001 | - | 693,250 | (7) |
| Treasury shares bought 2002 | - | 100,000 | (1) |
| Treasury shares sold 2002 | - | (2,250) | - |
| Balance at December 31, 2002 | | 791,000 | (8) |
| Treasury shares bought 2003 | 700,000 | 300,000 | (10) |
| Balance at December 31, 2003 | 700,000 | 1,091,000 | (18) |
| **Outstanding shares at December 31, 2003** | **54,314,004** | **26,879,000** | **812** |

In the third quarter of 2001, the Company began acquiring shares in connection with a share repurchase program announced in April 2001. That program authorized the Company to purchase up to 8.3 million shares from time to time on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. The Company purchased 0.7 million shares in 2001 and 0.1 million shares in 2002 at an aggregate cost of NOK 49 million. In 2003, the Company purchased 0.7 million Class A Shares and 0.3 million Class B Shares at an aggregate cost of NOK 30 million. The purpose of the share repurchase program is to help the Company achieve its long-term goal of enhancing shareholder value. The treasury shares should also be viewed as part of the Company's obligations related to the share incentive programs.

**CHANGES IN SHARE CAPITAL, SHARE PREMIUM RESERVE, MINORITY INTERESTS, RETAINED EARNINGS AND FOREIGN CURRENCY ADJUSTMENTS**

| | Share Capital | Share premium reserve | Minority interests | Retained earnings | Foreign curr. adjustments | Total shareholders' equity |
|---|---|---|---|---|---|---|
| Balance at January 1, 2001 | 124 | 2,435 | 19 | 1,479 | 88 | 4,145 |
| Par value increase | 705 | (705) | - | - | - | - |
| Net income | - | - | (5) | 1,073 | - | 1,068 |
| Dividends | - | - | - | (123) | - | (123) |
| Foreign exchange translation | - | - | - | - | 13 | 13 |
| Equity issue | 1 | 3 | - | - | - | 4 |
| Treasury shares | (7) | - | - | (38) | - | (45) |
| Other changes in minority interests | - | - | 6 | - | - | 6 |
| **Balance at December 31, 2001** | **823** | **1,733** | **20** | **2,391** | **101** | **5,068** |
| Net loss | - | - | (1) | (801) | - | (802) |
| Dividends | - | - | - | (81) | - | (81) |
| Foreign exchange translation [1] | - | - | - | - | (802) | (802) |
| Treasury shares | (1) | - | - | (3) | - | (4) |
| **Balance at December 31, 2002** | **822** | **1,733** | **19** | **1,506** | **(701)** | **3,379** |
| Net loss | - | - | (30) | (58) | - | (88) |
| Dividends | - | - | - | (101) | - | (101) |
| Foreign exchange translation [1] | - | - | - | - | (109) | (109) |
| Treasury shares | (10) | - | - | (20) | - | (30) |
| Other changes in minority interests | - | - | 11 | - | - | 11 |
| **Balance at December 31, 2003** | **812** | **1,733** | **-** | **1,327** | **(810)** | **3,062** |

1) The Company introduced in April 2001 US dollar as functional currency on consolidated level in the subsidiary Smedvig Rig, see Note 21 for more information. This fact and the strenghtening of Norwegian kroner versus US dollar during 2002 and 2003 caused significant foreign exchange translation difference.

| **THE COMPANY'S 20 LARGEST SHAREHOLDERS AT DECEMBER 31, 2003** | No. of Class A shares | No. of Class B shares | Percent of total number of shares |
|---|---|---|---|
| Peder Smedvig Capital I as | 18,856,098 | 2,501,374 | 25.74 |
| Folketrygdfondet | 4,118,500 | 2,624,100 | 8.13 |
| Odin Norden | - | 4,534,400 | 5.46 |
| Odin Norge | - | 3,395,000 | 4.09 |
| Morgan Stanley & Co. Inc. | 2,253,734 | 629,087 | 3.47 |
| State Street Bank & Trust Co. | 2,331,817 | - | 2.81 |
| JP Morgan Chase Bank | 1,664,834 | 186,000 | 2.23 |
| Smedvig asa | 700,000 | 1,091,000 | 2.16 |
| UBS (Luxemburg) S.A. | 1,089,768 | 272,442 | 1.64 |
| Citibank NA | 442,597 | 736,860 | 1.42 |
| Skandinaviska Enskilda | - | 1,070,633 | 1.29 |
| A/S Veni | 832,460 | 208,114 | 1.25 |
| Nora Smedvig | 826,528 | 206,632 | 1.25 |
| Investors Bank & Trust | 947,700 | - | 1.14 |
| Verdipapirfondet Avanse Norge | - | 879,800 | 1.06 |
| Third Avenue Intl. | 715,400 | - | 0.86 |
| Verdipapirfondet Pareto | 680,000 | - | 0.82 |
| Mellon Bank | 661,756 | - | 0.80 |
| Nordea Bank Denmark | 435,975 | 174,240 | 0.74 |
| KLP Forsikring | - | 471,300 | 0.57 |

| SHARES AND OPTIONS OWNED BY THE BOARD, CEO AND SENIOR MANAGEMENT AT DECEMBER 31, 2003 | Class A shares | Class B shares | Options |
|---|---|---|---|
| Peter T Smedvig, Chairman | 21,708,854 | 3,214,562 | - |
| Raymond De Smedt, Director | 34,000 | 11,300 | - |
| Siri B Hatlen, Director | - | - | - |
| J Larry Nichols, Director | 20,000 | - | - |
| Andrew C Salvesen, Director | 78,400 | - | - |
| Kjell E Jacobsen, CEO | 8,000 | - | 280,000 |
| Alf C Thorkildsen, CFO | - | - | 170,000 |
| Stein Diesen, Managing Director | - | - | 75,000 |
| Alf Ragnar Løvdal, Managing Director | - | 1,000 | 85,000 |
| Ståle Rød, Managing Director | 8,000 | 82,000 | 130,000 |

## NOTE 14
## PENSION PLANS

The Company has a defined benefit pension plan that covers approximately 1,685 employees as of December 31, 2003. A significant part of this plan is covered by a Life Insurance Company, based on a 30 years earning period for the employees.

The main conditions for the onshore employees in Norway are a retirement pension of about 66 percent of salary at retirement age of 67 years of age, together with long-term disability pension. Most employees in this group may choose to leave at 62 years of age on a pre-retirement pension.

Offshore employees in Norway have retirement and long-term disability pension of about 60 percent of salary at retirement age of 67. Offshore employees on floating installations may choose to leave at 60 years of age on a pre-retirement pension. Offshore employees on fixed installations have the same pre-retirement pension, but the employees may not leave before they are 62 years of age.

In addition, the Company has a defined contribution plan for some senior employees in Asia. At 2003, the obligation related to the contribution plan was estimated at NOK 12 million and related expenses were NOK 1 million, NOK 1 million and NOK 1 million in 2003, 2002 and 2001, respectively.

| THE FUNDED STATUS OF THE DEFINED BENEFIT PLAN | 2003 | 2002 | 2001 |
|---|---|---|---|
| Accumulated benefit obligations | 305 | 301 | 234 |
| Effect of projected future compensation levels | 143 | 142 | 110 |
| Projected benefit obligations | 448 | 443 | 344 |
| Plan assets at market value | (306) | (236) | (174) |
| Accrued pension liability before social security | 142 | 207 | 170 |
| Unrecognized plan amendments | (28) | (30) | (32) |
| Unrecognized gains (losses) | 26 | (39) | (34) |
| Social security | 20 | 27 | 24 |
| **Accrued pension liabilities** | **160** | **165** | **128** |

| ASSUMPTIONS USED IN CALCULATION OF PENSION OBLIGATIONS | | | |
|---|---|---|---|
| Rate of compensation increase at the end of year | 3.5% | 4.0% | 4.0% |
| Discount rate at the end of year | 6.0% | 6.0% | 6.0% |
| Prescribed pension index factor | 3.0% | 3.0% | 3.0% |
| Expected return on plan assets for the year | 7.0% | 7.0% | 7.0% |
| *Expected annual early retirement from age 60/62:* | | | |
| Offshore personnel fixed installations | 30.0% | 100.0% | 100.0% |
| Offshore personnel Mobile units and onshore employees | 60.0% | 100.0% | 100.0% |

| ANNUAL PENSION COSTS | | | |
|---|---|---|---|
| Present value of this year's earned pensions | 64 | 67 | 75 |
| Interest expense on pension liabilities | 22 | 22 | 15 |
| Gross pension costs | 86 | 89 | 90 |
| Expected return on plan assets | (18) | (14) | (10) |
| Net pension costs | 68 | 75 | 80 |
| Recognized plan amendments | 2 | 2 | 2 |
| Expensed changes in estimates | (2) | 1 | 1 |
| Accrued social security | 2 | 9 | 11 |
| **Net pension costs** | **70** | **87** | **94** |

The weighted-average asset allocation of the Company's defined benefit plan at December 31, 2003 and 2002 were as follows:

| PENSION BENEFIT PLAN ASSETS | 2003 | 2002 |
|---|---|---|
| Equity securities | 12.7% | 11.5% |
| Debt securities | 74.6% | 76.1% |
| Real estate | 12.6% | 12.1% |
| Other | 0.1% | 0.3% |
| **Total** | 100.0% | 100.0% |

The investment policies and strategies for the pension benefit plans do not use target allocations for the individual asset categories. The investment goals are to maximize returns subject to specific risk management policies. The risk management policies permit investments in mutual funds, and prohibit direct investments in debt and equity securities and derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international fixed income securities and domestic and international equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

**CASH FLOWS**

The Company expects pension plan contributions under defined benefit plans for the years 2004-2008, to be NOK 44 million, NOK 46 million, NOK 47 million, NOK 50 million and NOK 51 million, respectively. The aggregate expected payments in the five years from 2009-2013 are NOK 290 million. The expected payments are based on the assumptions used to measure the Company's obligation at December 31, 2003 and include estimated future employee services.

## NOTE 15
## LONG-TERM INTEREST BEARING DEBT AND INTEREST EXPENSES

In 2001, the Company entered into a secured US$ 600 million Reducing and Revolving Credit Loan Facility Agreement (RRCF).

In 2003, the RRCF was amended and the agreement was prolonged by 23 months up to 2008. Furthermore, some amendments were made to terms and covenants.

The RRCF has a limit of US$ 496 million (NOK 3,317 million) at December 31, 2003. US$ 419 million (NOK 2,802 million) and US$ 314 million (NOK 2,189 million) were drawn at December 31, 2003 and 2002, respectively. The RRCF has an interest rate of LIBOR plus 115 to 170 basis points. Actual interest rate ranged from 2.6 percent to 2.8 percent in 2003 and from 2.9 percent to 3.4 percent in 2002.

The Company raised NOK 250 million through bonds issued in the Norwegian market in 2003 with a five-year maturity. Of this, NOK 150 million has a floating interest rate at three months NIBOR plus 2.75 percent, while NOK 100 million, has a fixed interest rate of 7.5 percent. Moreover, the Company has a NOK 230 million bond with due date February 23, 2006. This bond has an interest rate at three months NIBOR plus 2.0 percent. The weighted average interest rate on Norwegian bonds at December 31, 2003 and 2002 was 5.7 percent and 9.0 percent, respectively.

Long-term interest bearing debt totaled NOK 3,353 million and NOK 2,805 million at December 31, 2003 and 2002, respectively, and consisted primarily of bank loans used to finance the rig fleet. Except for the NOK 480 million bond issue and NOK 50 million in other long term debt, all of the long-term debt is denominated in US dollars.

Long-term interest bearing debt at December 31, 2003 is payable as follows:

| YEAR | |
|---|---|
| 2004 | 71 |
| 2005 | - |
| 2006 | 511 |
| 2007 | 535 |
| 2008 | 2,236 |
| **Total** | **3,353** |

The Company has miscellaneous covenants in its loan agreements. The RRCF contains the following main covenants:
- To maintain a minimum value adjusted assets of total liabilities of 1.5:1.
- To maintain a minimum fair market value of mortgaged units to the commitment of 1.65:1.
- To maintain a minimum liquidity balance (cash and cash equivalents) of US$ 50 million.
- To maintain the ratio of funded debt to earning before interest, taxes, depreciation and amortization (EBITDA) of 5.0:1 until April 15, 2005 and for the rest of the loan period 4.5:1. The Company may not declare or pay dividends in respect of any year in excess of 50 percent of EBITDA less net interest expenses for such year. Dividend payments beyond NOK 1.00 and NOK 1.50 per share for the years 2004 and 2005 respectively, will reduce the commitment correspondingly.
- To maintain minimum EBITDA to interest expenses of 2.5:1.
- Not to enter into any merger unless the Company will be the surviving entity, remain bound by the terms of the original US$ 600 million RRCF and such merger would not reasonably be expected to adversely affect the ability to comply with the financial covenants under the US$ 600 million RRCF.

The Company's bonds contain the following main covenants, based on financial statements, which require:
- To maintain an adjusted shareholders' equity equal to or greater than US$300 million.
- To maintain an adjusted shareholders' equity equivalent to a minimum of 40% of our total liabilities. For these purposes, the term "adjusted shareholders' equity" means the adjusted value of our total consolidated assets less total consolidated liabilities with the addition or subtraction of the difference between market value and book value of our rigs and offshore vessels.

For the years ended December 31, 2003, 2002 and 2001, interest costs incurred were NOK 131 million, NOK 224 million and NOK 478 million, respectively. Interest cost of NOK 3 million, NOK 0 million and NOK 7 million were capitalized as part of the financing cost for assets under construction and upgrading of drilling rigs for the years ended December 31, 2003, 2002 and 2001, respectively.

The accounting effects of the Company's interest swap agreements are included in interest expenses and amounted to a gain of NOK 3 million for the year ended December 31, 2003, and losses of NOK 37 million and NOK 124 million for the years ended December 31, 2002 and 2001, respectively.

## NOTE 16
## SHORT-TERM INTEREST BEARING DEBT

The Company has issued two three-month commercial paper notes which have been renewed at the end of each three month period. Each of the two commercial paper notes has a principal amount of NOK 100 million. The weighted interest rate on these commercial paper notes was 5.4 percent and 7.6 percent for 2003 and 2002, respectively.

As at December 31, 2003, the Company also has an overdraft facility of NOK 200 million of which NOK 181 million was undrawn.

## NOTE 17
## OTHER SHORT-TERM LIABILITIES

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Accounts payable | 108 | 117 | 119 |
| Taxes payable | 9 | 21 | 24 |
| Withheld taxes, social security and vacation pay | 160 | 215 | 191 |
| Dividends payable | 101 | 81 | 123 |
| Accrued interest expenses | 18 | 80 | 132 |
| Other current liabilities | 422 | 409 | 402 |
| **Total** | **818** | **923** | **991** |

## NOTE 18
## SHARE-BASED INCENTIVE PROGRAMS

The Company has granted options to senior management which provide the employee the right to subscribe for Class B shares. The options are not transferable and may be withdrawn upon termination of employment. The subscription price under the options is fixed at the date of grant. In all instances the subscription price was not less than the fair value of the Company's shares on the date of grant. Accordingly, no compensation expense has been recognized.

Options issued under the 2001 (I)-Progam may be exercised up to September 30, 2004. The exercise price is NOK 89 per share.

Options issued under the 2001 (II)-Program was introduced for the Chief Financial Officer (CFO). The exercise price is NOK 51 per share.

Options issued under the 2002 (I)-Program was introduced for the Chief Executive Officer (CEO). The exercise price is NOK 62 per share.

Options issued under the 2002 (II)-Program may be exercised up to December 31, 2005. The exercise price is NOK 34.90 per share.

Options issued under the 2003 Program may be exercised in the period January 1, 2005 to December 31, 2007. The exercise price is NOK 29 per share.

The following table summarizes the transactions under the Company's option plans for each of the years in the three-year period ended December 31, 2003:

| | Weighted average exercise price per option | Number of B shares |
|---|---|---|
| Outstanding at January 1, 2001 | 57.99 | 769,500 |
| Options granted | 81.59 | 410,000 |
| Options exercised | 35.39 | 122,500 |
| Forfeited | 80.83 | 90,750 |
| Outstanding at December 31, 2001 | 69.87 | 966,250 |
| Options granted | 39.50 | 530,000 |
| Options exercised | 35.25 | 2,250 |
| Forfeited | 53.37 | 284,000 |
| Outstanding at December 31, 2002 | 61.22 | 1,210,000 |
| Options granted | 29.00 | 565,000 |
| Forfeited | 75.00 | 310,000 |
| Outstanding at December 31, 2003 | 45.88 | 1,465,000 |

The following table summarizes the information of share options outstanding as of December 31, 2003:

| Option Program | 2003 | 2002 (II) | 2002 (I) | 2001 (II) | 2001 (I) |
|---|---|---|---|---|---|
| Number of Class B shares | 565,000 | 440,000 | 90,000 | 80,000 | 290,000 |
| Subscription price (NOK) | 29.00 | 34.90 | 62.00 | 51.00 | 89.00 |
| Remaining contractual life (months) | 48 | 24 | 9 | 9 | 9 |

With the exception of 565,000 options issued under the 2003 Program all options were excercisable at December 31, 2003.

As of December 31, 2003, the Board could grant further 560,000 options under the 2002 authorization and 435,000 options under the 2003 authorization.

### ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,* to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise prise. FASB Statement No. 123, *Accounting for Stock-Based Compensation* and FASB Statement No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding

| NORWEGIAN GAAP | As Reported 2003 | 2002 | 2001 | Pro Forma 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Net income (loss) (in million) | (88) | (802) | 1,068 | (96) [1] | (805) [1] | 1,065 [1] |
| Earnings (loss) per share | (0.71) | (9.74) | 12.97 | (0.81) | (9.79) | 12.93 |
| **US GAAP** | | | | | | |
| Net income (loss) (in million) | 64 | (949) | 789 | 56 [1] | (952) [1] | 786 [1] |
| Earnings (loss) per share | 0.79 | (11.54) | 9.53 | 0.69 | (11.57) | 9.50 |
| Average shares outstanding | 81,346,850 | 82,253,720 | 82,753,475 | 81,346,850 | 82,253,720 | 82,753,475 |
| Average fair value of grants during the year | | | | 28 | 5 | 9 |

| BLACK & SCHOLES PRICING MODEL ASSUMPTIONS | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk free interest rate | 2.2 | 5.5 | 6.5 |
| Expected life (year) | 4 | 3 | 3 |
| Volatility | 35% | 50% | 30% |

| NORWEGIAN GAAP | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income (loss) as reported | (88) | (802) | 1,068 |
| Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect | (8) | (3) | (3) |
| Pro forma net income (loss) | (96) | (805) | 1,065 |
| *Earnings (loss) per share:* | | | |
| Basic - as reported | (0.71) | (9.74) | 12.97 |
| Basic - pro forma | (0.81) | (9.79) | 12.93 |
| Diluted - as reported | (0.71) | (9.74) | 12.96 |
| Diluted - pro forma | (0.81) | (9.79) | 12.93 |

1) Pro Forma amounts have been adjusted for the share compensation of NOK 8 million, NOK 3 million and NOK 3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

## NOTE 19
## FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has operations and assets in a number of countries worldwide. Consequently, the Company's results from operations are affected, when measured in NOK, by fluctuations in currency exchange rates, primarily relative to the US dollar. When the NOK appreciates against other currencies, the Company's profit from operations in foreign currencies reported in NOK may decrease. Likewise, when the NOK depreciates against other currencies, the Company's profit from operations in foreign currencies reported in NOK may increase. The Company is also exposed to changes in interest rates on debt with variable interest rates, (see Note 15 and 16) and to the impact of changes in currency exchange rates on US dollar-denominated debt. Different financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. See also Note 21, change in functional currency.

### NOTIONAL AMOUNTS AND CREDIT EXPOSURE

The notional amounts of derivative financial instruments presented in this note represent the face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivative financial instruments, which relate to interest rates and exchange rates.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instrument contracts do not perform according to the terms of the contract. In the opinion of the management, the counterparties to the derivative financial instrument contracts are creditworthy financial institutions, and the Company does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts. These master netting agreements give the Company the legal right to discharge all or a portion of the amounts owed to a counterparty by offsetting it against amounts that the counterparty owes to the Company.

### FOREIGN CURRENCY RISK MANAGEMENT

The Company uses foreign currency forward contracts and foreign currency option contracts to manage its exposure to foreign currency risk on certain assets, liabilitites and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the forward contracts

Furthermore, as of December 31, 2003, the Company has two option contracts, one contract expires March 26, 2004 valid NOK 66 million against US$ 10 million and the other contract expires April 21, 2004 valid NOK 66 million against US$ 10 million. The Company's foreign currency risk arises from:

- The translation of US dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense. However, beginning April, 2001, the translation of the substantial portion of the US dollar debt is now recorded as cumulative translation adjustment in equity (see Note 21).
- Foreign currency forward contracts and foreign currency options which are recorded as other financial income or expense.
- The impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are contracted in foreign currencies (primarily the US dollar).
- Its net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in shareholders' equity.

| | 2003 | | 2002 | |
|---|---|---|---|---|
| Currency forward contracts | Notional amount | Fair value | Notional amount | Fair value |
| Receivables | 702 | 64 | 528 | 61 |
| Currency option contracts | | | | |
| Receivables | 132 | 2 | - | - |

**INTEREST RATE RISK MANAGEMENT**

The following is a summary of interest rate swap agreements of the Company. Swap agreements that have a positive fair value are recorded as receivables while swap agreements with a negative fair value are recorded as other short-term liabilities.

| | 2003 | | 2002 | |
|---|---|---|---|---|
| Interest rate swap agreements | Notional amount | Fair value | Notional amount | Fair value |
| Other short-term liabilities | 888 | (11) | 2,565 | (62) |

The extent of the utilization of financial instruments is determined by reference to the Company's net debt exposure and the Company's views regarding future interest rates. At December 31, 2003, the Company had outstanding interest rate swap agreements representing approximately 28 percent of the Company's US dollar interest bearing debt. This implies that the Company has a fixed interest rate for this portion of the debt. However, as described in the Accounting Policies, these agreements do not qualify for hedge accounting, and accordingly the changes in the fair values of the swap agreements are recorded as interest expense.

The Company has the following interest rate swap agreements as of December 31, 2003:

| Notional amount | Receive rate | Pay rate | Length of contract |
|---|---|---|---|
| 120 (US$ 18 mill.) | 3 month LIBOR | 7.45% | 07/15/94–07/15/04 |
| 334 (US$ 50 mill.) | 3 month LIBOR | 3.34% | 11/15/02–11/15/07 |
| 334 (US$ 50 mill.) | 3 month LIBOR | 3.31% | 11/15/02–11/15/07 |
| 100 | 7.50% fixed | 3 month NIBOR | 11/19/03–11/19/08 |

The primary loan is held by the rig owning company, Smedvig Rig AS. The interest rate swap agreements are not linked to individual drilling rigs or the drillship.

**CONCENTRATION OF CREDIT RISK**

The market for the Company's services is the offshore oil and gas industry, and the customers consist primarily of major integrated oil companies, independent oil and gas producers and government-owned oil companies. The Company performs ongoing credit evaluations of the customers and generally do not require material collateral. Reserves for potential credit losses are maintained when necessary. The results of operations and financial condition should be considered in light of the fluctuations in demand experienced by drilling contractors as changes in oil and gas producers' expenditures and budgets occur. These fluctuations can impact the results of operations and financial condition as supply and demand factors directly affect utilization and dayrates, which are the primary determinants of net cash provided by operating activities.

For the year ended December 31, 2003, Statoil accounted for approximately 23 percent, while Norsk Hydro and BP accounted for approximately 22 percent and 20 percent, respectively, of the Company's revenues. For the year ended December 31, 2002, Norsk Hydro accounted for approximately 28 percent, while BP and Statoil accounted for approximately 14 percent each of the Company's operating revenues. For the year ended December 31, 2001, Norsk Hydro and Statoil accounted for approximately 37 percent and 26 percent, respectively, of the Company's operating

## NOTE 20
## FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as at December 31, 2003 and December 31, 2002. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value of the marketable securities, short-term interest bearing debt, and long-term interest bearing debt. The estimated value of the Company's derivative financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract, taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

| | 2003 | | 2002 | |
|---|---|---|---|---|
| **ASSETS** | Carrying value | Fair value | Carrying value | Fair value |
| Cash and cash equivalents | 993 | 993 | 598 | 598 |
| Short-term investments | - | - | 28 | 28 |
| Receivables | 883 | 883 | 1,105 | 1,105 |
| **LIABILITIES** | | | | |
| Accounts payable | 108 | 108 | 117 | 117 |
| Short-term interest bearing debt | 200 | 200 | 200 | 200 |
| Long-term interest bearing debt | 3,353 | 3,356 | 2,805 | 2,805 |
| **DERIVATIVE FINANCIAL INSTRUMENTS** | | | | |
| Interest rate swap agreements | (11) | (11) | (62) | (62) |
| Currency forward contracts | 64 | 64 | 61 | 61 |
| Currency option contracts | 2 | 2 | - | - |

See Note 19 for further details regarding the fair value of derivative financial instruments.

## NOTE 21
## CHANGE IN FUNCTIONAL CURRENCY IN SMEDVIG RIG

In the second quarter of 2001, the Company adopted the US dollar as the functional currency for the subsidiary Smedvig Rig, which holds the US dollar debt and a substantial portion of the Company's fixed assets. Accordingly, the impact of translating the US dollar debt into Norwegian kroner for the subsidiaries that use US dollar as functional currency is no longer included in net income, but reflected as a component of shareholders' equity.

The Company recorded an exchange loss of NOK 154 million during the three months ended March 31, 2001, on the translation of US dollar debt in the income statements for periods prior to the change in functional currency.

## NOTE 22
## LEASES

The Company has signed operating leases for certain premises. Some of the premises are leased from the Smedvig family's real estate company, A/S Veni. See Note 25 Related party transactions. Smedvig Offshore AS has a lease with A/S Veni lasting until 2007 for the offices at Dusavik, Stavanger.

Rental expenses amount to NOK 15 million for 2003, which is a decrease of NOK 7 million from 2002, and at the same level as in 2001.

Estimated future minimum rental payments for the period 2004 to 2008 are as follows:

| **YEAR** | |
|---|---|
| 2004 | 16 |
| 2005 | 16 |
| 2006 | 17 |
| 2007 | 17 |
| 2008 | 18 |

## NOTE 23
## PROPORTIONATE CONSOLIDATION

The Company consolidates certain joint-stock companies and limited partnerships in accordance with proportionate consolidation principles. The Company's ownership interest in such companies and partnerships is approximately 50 percent. The table below presents condensed financial information for the Company's pro rata share of the assets, liabilities and results of operations of the companies that have been proportionally consolidated.

| BALANCE SHEET | 2003 | 2002 | 2001 |
|---|---|---|---|
| Non-current assets | 949 | 1,147 | 2,582 |
| Current assets | 262 | 141 | 267 |
| Non-current liabilities | (17) | (3) | 142 |
| Current liabilities | 21 | 47 | 82 |
| **INCOME STATEMENT** | | | |
| Revenues | 446 | 533 | 825 |
| Operating profit (loss) | (4) | (69) | 298 |
| Income (loss) before income taxes | 6 | (1,221) | 288 |

## NOTE 24
## AUDITOR'S REMUNERATION

| Numbers in NOK | 2003 |
|---|---|
| Audit of parent company | 350,000 |
| Audit services in connection with US financial reporting | 750,000 |
| Audit of subsidiaries | 1,280,220 |
| Other advisory services | 1,005,767 |

## NOTE 25
## RELATED PARTY TRANSACTIONS

The Company has signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to those companies for the years ended December 31, 2003, 2002 and 2001 were NOK 7 million, NOK 7 million and NOK 6 million, respectively.

## NOTE 26
## SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and taxes are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest paid | 179 | 271 | 419 |
| Taxes paid | 73 | 46 | 66 |

## NOTE 27
## MORTGAGES, GUARANTEES AND PURCHASE COMMITMENTS FOR CAPITAL EXPENDITURES

| MORTGAGES | |
|---|---|
| Mortgages | 2,821 |

| PLEDGED ASSETS | |
|---|---|
| Mobile units and tender rigs | 5,213 |
| Accounts receivable | 445 |
| Book value pledged assets | 5,658 |

### GUARANTEES
The Company has issued guarantees in favor of third parties as follows which is the maximum potential future payment for each type of guarantee:

| NOK million | 2003 | 2002 |
|---|---|---|
| Performance guarantees to customers | 388 | 469 |
| Other guarantees | 24 | 23 |
| **Total** | **412** | **492** |

The guarantees have the following maturities:

| YEAR | |
|---|---|
| 2004 | 100 |
| 2005 | 85 |
| 2006 and thereafter | 227 |

### PURCHASE COMMITMENTS FOR CAPITAL EXPENDITURES
The Company had contractual obligations in respect of capital expenditure amounting to approximately NOK 350 million at December 31, 2003, payments of which are all due by December 31, 2004.

## NOTE 28
## COMMITMENTS AND CONTINGENCIES

### WEST ALPHA TAX
The Norwegian Tax Authorities have informed the Company that they are considering a change to the previously accepted tax treatment of the Company's 50 percent ownership interest in West Alhpa. The Company has estimated that the potential tax effects of such a change would be an additional tax expense of approximately NOK 30 million all of which would be payable taxes.

The Company is of the opinion that it is less likely that the Tax Authorities has a justified claim, accordingly, no provision has been made for such taxes.

## NOTE 29
## PRINCIPAL DIFFERENCES BETWEEN NORWEGIAN (N GAAP) AND U.S. ACCOUNTING PRINCIPLES (US GAAP)

Norwegian GAAP differs in certain respects from US GAAP. Differences which have significant effect on the Company's consolidated net income and shareholders' equity, are summerized and described below:

The effect on net income of significant differences between Norwegian GAAP and US GAAP:

| | | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| Consolidated net income in accordance with Norwegian GAAP | | (88) | (802) | 1,068 |
| Minority interests | | 30 | 1 | 5 |
| *Adjustment for US GAAP* | | | | |
| *Subsidiary merger:* | | | | |
| Amortization of goodwill of associated company | (a) | 1 | - | (10) |
| Compensation expenses | (b) | - | 3 | 2 |
| Disposal of mobile unit | (c) | 301 | (301) | - |
| Other | | - | (4) | (3) |
| Deferred taxes - shipowning companies | (d) | (51) | 250 | (277) |
| Deferred taxes - foreign exchange | (d) | (45) | (181) | - |
| The tax effect of US GAAP adjustments | (d) | (84) | 85 | 4 |
| **Net income (loss) in accordance with US GAAP** | | **64** | **(949)** | **789** |
| **Basic earnings (loss) per share in accordance with US GAAP** | | **0.79** | **(11.54)** | **9.53** |
| **Diluted earnings (loss) per share in accordance with US GAAP** | | **0.79** | **(11.54)** | **9.52** |

The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) Effective January 1, 2002. The following presents information for 2001 prior to the adoption of SFAS 142.

| | 2001 |
|---|---|
| Reported net income in accordance with US GAAP | 789 |
| Add back: goodwill amortization | 10 |
| Adjusted net income in accordance with US GAAP | 799 |
| *Basic earnings per share:* | |
| Reported net income in accordance with US GAAP | 9.53 |
| Amortization of goodwill | 0.12 |
| Adjusted net income in accordance with US GAAP | 9.65 |
| *Dilutive earnings per share:* | |
| Reported net income in accordance with US GAAP | 9.52 |
| Amortization of goodwill | 0.12 |
| Adjusted net income in accordance with US GAAP | 9.64 |

The effect on consolidated shareholders' equity of significant differences between Norwegian GAAP and US GAAP is as follows:

| | | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| Consolidated Shareholders' equity in accordance with Norwegian GAAP | | 3,062 | 3,379 | 5,068 |
| Minority interests | | - | (19) | (20) |
| *Adjustment for US GAAP* | | | | |
| *Subsidiary merger and associated company's:* | | | | |
| Lisme's insurance of shares | (a) | 1 | - | - |
| Goodwill - Gain on partial sale of subsidiary | (a) | 26 | 26 | 26 |
| Accumulated amortization of goodwill | (a) | (23) | (23) | (23) |
| Short-term liabilities - Dividends | (e) | 101 | 81 | 123 |
| Disposal of mobile unit | (c) | - | (301) | - |
| Receivable - Other | | - | - | 4 |
| Deferred tax liabilities | (d) | (738) | (603) | (938) |
| **Approximate shareholders' equity in accordance with US GAAP** | | **2,429** | **2,540** | **4,240** |

**PRINCIPAL DIFFERENCES BETWEEN N GAAP AND US GAAP**

*a) Subsidiary merger*

In 1999, the Company distributed, as an extraordinary dividend, 32 percent of its ownership interest in Smedvig Technologies, a wholly owned subsidiary, and transferred its remaining 68 percent interest to Roxar in exchange for 39 percent of the ownership interest in Roxar, later reduced to 35 percent.

Under Norwegian GAAP, the dividend distribution was recorded at fair value with a resulting gain of NOK 23 million. Under US GAAP, the dividend, which was a pro-rata distribution to shareholders, is recorded at book value.

Under Norwegian GAAP, the exchange of ownership interest of Roxar in exchange for ownership interest in Smedvig Technologies was accounted for as a merger at book value with no gain or loss recognition. In accordance with US GAAP, the non-monetary transaction is recorded at fair value and gain is recognized to the extent that ownership interests are deemed to have been economically acquired and sold. In addition, under US GAAP, goodwill is computed on the investment in Roxar as the excess of the Company's cost in Roxar over its proportionate share of Roxar's net assets, and has been amortized for the year ending December 31, 2001. As per December 31, 2003, the remaining carrying value of goodwill is NOK 3 million.

In 2003, Lisme AS was established as the holding company of Roxar. Smedvig contributed its ownership interests in Roxar to Lisme in exchange for Lisme shares that did not change its proportionate ownership interest in Roxar. Roxar carrying of Smedvig's investment did not change as a result of the transaction. Subsequently, Lisme acquired all of the remaining ownership interests of Roxar, increasing Smedvig's indirect ownership in Roxar to 44 percent. Certain interests in Roxar were acquired through the issuance of new Lisme common shares. To the extent the Company's proportionate ownership changed, a gain was recorded under US GAAP and is reflected as an increase to shareholders' equity. No gain was recognized under N GAAP.

*b) Compensation expenses*

The Company has a number of share incentive plans. Under Norwegian GAAP, no compensation is recorded if the exercise price is not less than the fair value of the shares at the date when the option was granted. All of the Company's plans comply with this accounting principle. However, some of the plans have involved "indexed options" whereby the exercise price increases by one percent per month from the date when the option is granted to the date when the option is exercised. Under US GAAP, such plans are accounted for as variable plans because the exercise price is not known until the option are actually exercised. For those plans, compensation is measured each year as the difference between the market value of the Company's shares and the exercise price at the balance sheet date.

*c) Disposal of mobile unit*

In December 2002, the Company sold the rig West Vanguard to Diamond Offshore Drilling Ltd. for approximately NOK 500 million. At the time the rig was sold, it was under contract to a customer. The Company leased the unit back from Diamond Offshore Drilling Ltd. in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain was recognized at the time of the sale. Under US GAAP, only a portion of the gain is recognized at the time of the sale and the remainder is amortized into income ratably over the period of the lease. The portion of the gain deferred at December 31, 2002, under US GAAP was recognized as income during the year ended December 31, 2003, during the leaseback period.

*d) Deferred taxes*

The income tax effects of the US GAAP adjustments are recorded as deferred tax expense (benefit), where appropriate.

The Norwegian taxation scheme for shipping and offshore companies provide that taxation will be based upon funds distributed to shareholders. In addition, parts of net financial items are subject to ordinary Norwegian taxation. As no distribution is proposed from this income in 2003, the Company has not recorded any deferred taxes under N GAAP. However, under US GAAP, a deferred tax liability and tax charge should be recognized on such income.

Under US GAAP, the benefit of the deferred tax asset may be recognized if it is more likely than not that the asset will be realized, whereas Norwegian GAAP only allows the recognition of deferred tax assets if it is probable that the asset will be realized. As of December 2003 and 2002, no difference is reported in the reconciliation to US GAAP in the financial statements, as the Company is of the opinion that the tax asset will be realized both under Norwegian GAAP and US GAAP.

As described in Note 21, Smedvig Rig changed from Norwegian kroner to US dollar as functional currency from April 2001, while the reporting currency for the Group is Norwegian kroner. Accordingly, the impact of translating the US dollar debt into Norwegian kroner is no longer included in net income, but is reflected as a component of shareholders' equity.

In 2003 and 2002, the Company recorded according to N GAAP a translation gain adjusted for deferred tax of NOK 117 million and 464 million respectively, as component to shareholders' equity. If income tax expenses occur that are related to transactions recorded as component to shareholders' equity, such income tax expenses would normally be recorded as component to shareholders' equity according to N GAAP. For taxation purposes, Smedvig Rig must report in Norwegian kroner resulting in differences between the financial statement and tax basis of US$ denominated debt.

*e) Dividends*
Under Norwegian law, dividends are payable out of annual earnings. The dividend is subject to approval by the Annual General Meeting following the fiscal year to which the dividend relates. Under Norwegian GAAP, dividends are recorded when proposed. Under US GAAP, dividends are recorded when legally declared.

**OTHER DIFFERENCES BETWEEN N GAAP AND US GAAP**
*First year's installment on long-term debt*
Under Norwegian GAAP, the first year's installment on long-term debt is included in long-term debt. The installments due in 2004 of NOK 71 million would be classified as short-term liability, under US GAAP.

*Proportionate consolidation method*
Under Norwegian GAAP the Company consolidates certain joint stock companies and limited partnerships, in which the Company's holdings are 50 percent or less, in accordance with the proportionate consolidation method. Condensed financial information for the companies and partnerships that have been proportionally consolidated is included in Note 23.

Under US GAAP the Company's ownership interest in these companies and partnerships would be accounted for under the equity method.

*Operating profit US GAAP*
In 2003, "Other items" in the consolidated income statements include an expense from the Balder dispute of NOK 668 million. In 2002, such items included a write-down of West Navigator and a gain from the sale of West Vanguard. In 2001, a gain from the sale of West Delta was included. In accordance with US GAAP, such amounts should be included in operating profit.

*Interest expence US GAAP*
Gains and losses on interest rate swap agreements are included as adjustments to interest expense. The gain for 2003 amounted to NOK 3 million, while the losses for 2002 and 2001 amounted to NOK 37 million and NOK 124 million, respectively. Under US GAAP, these items would be classified as other financial items.

*New US GAAP accounting standards implemented in the current year*
In June 2001, FASB Statement No. 143, *Accounting for Asset Retirement Obligations,* was issued. Statement 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt Statement 143 on January 1, 2003. The adoption of Statement 143 had no effect on the Company's financial statements.

In June 2002, FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of Statement 146 were required for exit or disposal activities initiated after December 31, 2002. The Company did not have any restructuring activities during the year ended December 31, 2003, that were accounted for pursuant to Statement 146.

In November 2002, FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, and interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34, was issued. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002, and the disclosure requirements were effective as of December 31, 2002. The Company had no guarantees at December 31, 2003, that were required to be recorded at fair value.

In December 2002, FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123, was issued. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to these consolidated financial statements.

In December 2003, FASB Statement No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pensions plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company's disclosures in note 14 incorporate the requirements of Statement 132 (revised).

*Recently Issued Accounting Standards*
In December 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities (VIE)*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable interest Entities*, which was issued in January 2003. The Company will be required to apply the interpretation to reporting periods ending after March 15, 2004, except for entities considered to be special purpose entities, to which this interpretation applies for reporting periods ending after December 15, 2003.

The Company is evaluating the impact of applying FIN 46R but does not believe it has variable interest entities. At this time, it is anticipated that there would be no effect on the Company's consolidated balance sheet from applying FIN 46R.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

## NOTE 30
## COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| Company | Percent owned by Group | Operating unit |
|---|---|---|
| **NORWEGIAN SUBSIDIARIES** | | |
| Smedvig Offshore AS | 100 | |
| Smedvig Rig AS | 100 | West Epsilon and West Venture |
| AS Smedvig Prodrill | 100 | |
| Smedvig Production Contracting AS | 100 | |
| Smedvig Engineering AS | 100 | |
| Smedvig T4 AS | 100 | T4 *) |
| Smedvig T7 AS | 100 | T7 *) |
| Smedvig T8 AS | 100 | T8 *) |
| West Pelaut AS | 100 | West Pelaut *) |
| West Menang AS | 100 | West Menang *) |
| West Alliance AS | 100 | West Alliance *) |
| Smedvig Drilling XI AS | 100 | |
| Smedvig Drilling XII AS | 100 | |
| **FOREIGN SUBSIDIARIES** | | |
| Smedvig Asia Limited | 100 | |
| Smedvig Offshore Singapore Ltd | 100 | |
| Smedvig Insurance Limited | 100 | |
| **LIMITED PARTNERSHIPS** | | |
| West Alpha (Joint Venture) **) | 52 | West Alpha |
| KS Smedvig Production Contracting ***) | 89 | |
| PR West Navigator DA **) | 50 | West Navigator |
| **ASSOCIATED COMPANIES** | | |
| Varia Perdana Sdn Bhd **) | 49 | T2, T3 og T6 *) |
| Tioman Drilling Company Sdn Bhd **) | 49 | |
| Lisme AS ****) | 44 | |

*) Tender rigs
**) Consolidated in accordance with the proportionate method
***) Minority share total 11 percent
****) Consolidated in accordance with the equity method

# Income Statements - Smedvig asa

| NOK million | Notes | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| **REVENUES** | | | | |
| Revenues | | 53 | 44 | 44 |
| Share of net income in limited partnerships | (1) | 11 | 9 | (28) |
| Total revenues | | 64 | 53 | 16 |
| **OPERATING EXPENSES** | | | | |
| Personnel expenses | (2) | (30) | (22) | (27) |
| Other operating expenses | | (19) | (25) | (26) |
| Total operating expenses | | (49) | (47) | (53) |
| **Operating profit (loss)** | | **15** | **6** | **(37)** |
| **FINANCIAL INCOME AND EXPENSES** | | | | |
| Interest income | (3) | 36 | 40 | 213 |
| Interest expenses | (4) | (54) | (106) | (365) |
| Other financial items | (5) | 230 | 176 | 195 |
| Net financial items | | 212 | 110 | 43 |
| **Income before other items** | | **227** | **116** | **6** |
| Other items | (8) | (645) | - | - |
| **Income (loss) before income taxes** | | **(418)** | **116** | **6** |
| Income taxes | (9) | 127 | (37) | (4) |
| **Net (loss) income** | | **(291)** | **79** | **2** |
| Profit (loss) for the year is distributed (covered) as follows: | | | | |
| Distributable reserves | | (392) | (2) | (121) |
| Dividend | | 101 | 81 | 123 |

# Balance Sheets - Smedvig asa

| NOK million | Notes | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **LONG-TERM ASSETS** | | | | |
| Deferred taxes | (9) | 221 | 94 | 131 |
| Other tangible assets | (10) | 1 | 2 | 2 |
| Investments in subsidiaries | (11) | 2,631 | 3,632 | 3,653 |
| Receivables from Group Companies | (12) | 325 | 35 | 458 |
| Investments in limited partnerships and associated companies | (1) | 198 | 251 | 248 |
| Other long-term assets | | 4 | 89 | 4 |
| **Total long-term assets** | | **3,380** | **4,103** | **4,496** |
| **CURRENT ASSETS** | | | | |
| Receivables | | 224 | 74 | 23 |
| Receivables from Group Companies | (12) | 158 | 339 | - |
| Short-term investments | | - | 10 | 111 |
| Cash and cash equivalents | | 516 | 199 | 284 |
| **Total current assets** | | **898** | **622** | **418** |
| **Total assets** | | **4,278** | **4,725** | **4,914** |
| **EQUITY AND LIABILITIES** | | | | |
| **SHAREHOLDERS' EQUITY** | | | | |
| **PAID-IN CAPITAL** | | | | |
| Share capital | (13) | 812 | 822 | 823 |
| Share premium reserve | (13) | 1,733 | 1,733 | 1,733 |
| **Total paid-in capital** | | **2,545** | **2,555** | **2,556** |
| **RETAINED EARNINGS** | | | | |
| Other equity | (13) | 540 | 952 | 1,054 |
| **Total retained earnings** | | **540** | **952** | **1,054** |
| **Total shareholders' equity** | | **3,085** | **3,507** | **3,610** |
| **LIABILITIES** | | | | |
| **PROVISIONS** | | | | |
| Pensions | (14) | 3 | 2 | 1 |
| **Total provisions** | | **3** | **2** | **1** |
| **LONG-TERM LIABILITIES** | | | | |
| Long-term interest bearing debt | (15) | 480 | 530 | 530 |
| **Total long-term liabilities** | | **480** | **530** | **530** |
| **CURRENT LIABILITIES** | | | | |
| Accounts payable | | 3 | 6 | 2 |
| Dividends payable | | 101 | 81 | 123 |
| Short term liabilities from Group Companies | | 388 | 318 | 320 |
| Other short-term liabilities | (16) | 218 | 281 | 328 |
| **Total current liabilities** | | **710** | **686** | **773** |
| **Total equity and liabilities** | | **4,278** | **4,725** | **4,914** |

# Cash flows - Smedvig asa

| NOK million | 2003 | 2002 | 2001 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income (loss) | (291) | 79 | 2 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | |
| Share of net (income) loss in limited partnerships | 634 | (9) | 28 |
| Share of associated companies | - | 6 | - |
| Group contribution adjustment 2001 | - | (96) | - |
| Gain on sale of shares in associated companies | (68) | - | - |
| Loss on sale of securities | - | 6 | - |
| Write-down of shares in subsidiaries | - | 24 | - |
| Increased pension provisions | 1 | 1 | - |
| Deferred income taxes | (127) | 37 | 4 |
| *Change in assets and liabilities:* | | | |
| Write-down of receivables | (439) | - | - |
| Receivables | 31 | (391) | 13 |
| Other current liabilities | 4 | (45) | (104) |
| **Net cash provided by operating activities** | **(255)** | **(388)** | **(57)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Proceeds from sale of fixed assets | 1 | - | - |
| Proceeds from sale of securities | 10 | 95 | 41 |
| Capital paid from subsidiaries | 1,001 | - | - |
| Paid in capital in subsidiaries | - | (3) | (424) |
| Receivables and subordinated loans, Group Companies | (290) | 423 | 4,939 |
| Long-term receivables | 85 | (85) | 185 |
| Dividend paid from limited partnerships | 2 | - | - |
| Capital paid to limited partnerships | (76) | - | (39) |
| **Net cash used in investing activities** | **733** | **430** | **4,702** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Long-term debt borrowings | 450 | - | - |
| Long-term debt payment | (500) | - | (4,995) |
| Equity issue | - | - | 4 |
| Treasury shares | (30) | (4) | (45) |
| Dividends | (81) | (123) | (104) |
| **Net cash provided by financing activities** | **(161)** | **(127)** | **(5,140)** |
| Net increase (decrease) in cash and cash equivalents | 317 | (85) | (495) |
| **Cash and cash equivalents at beginning of year** | **199** | **284** | **779** |
| **Cash and cash equivalents at end of year** | **516** | **199** | **284** |

# Notes

The accounting principles applied in the consolidated financial statements have also been applied to the financial statements of Smedvig asa. The numbers are in NOK million unless otherwise stated. The notes to the financial statements of the parent company must be read in conjunction with the notes to the Consolidated Financial Statements.

## NOTE 1
## INVESTMENTS IN LIMITED PARTNERSHIPS AND ASSOCIATED COMPANIES

Ownership in limited partnerships (LP) are included according to the equity method.
Share of income before income taxes in limited partnerships:

| | Net income from LP |
|---|---|
| KS West Alpha Chartering | 11 |
| **Total** | **11** |

Specification of ownership interests in limited partnerships and associated companies:

| | Book value 01/01/03 | Net income | Purchase of shares | Dividend | Book value 12/31/03 |
|---|---|---|---|---|---|
| KS West Alpha Chartering | 13 | 11 | - | - | 24 |
| KS Difko XLIV | 10 | - | - | (2) | 8 |
| Lisme AS | - | - | 166 | - | 166 |
| **Total** | **23** | **11** | **166** | **(2)** | **198** |

## NOTE 2
## PERSONNEL EXPENSES

| SPECIFICATION OF PERSONNEL EXPENSES | 2003 | 2002 | 2001 |
|---|---|---|---|
| Salaries | 23 | 16 | 21 |
| National insurance contributions | 4 | 3 | 3 |
| Pension costs | 2 | 2 | 1 |
| Other remunerations | 1 | 1 | 2 |
| **Total** | **30** | **22** | **27** |
| | | | |
| Average number of employees | 25 | 24 | 24 |

## NOTE 3
## INTEREST INCOME

Interest income includes interest from group companies of NOK 26 million.

## NOTE 4
## INTEREST EXPENSES

Interest expenses includes interest to group companies of NOK 15 million.

## NOTE 5
## OTHER FINANCIAL ITEMS

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Foreign exchange gain (loss) | 60 | 174 | (19) |
| Gain on sale of shares Roxar AS | 68 | - | - |
| Group contribution | 106 | 102 | 212 |
| Write-down of shares | (4) | (99) | - |
| Other financial items | - | (1) | 2 |
| **Total** | **230** | **176** | **195** |

## NOTE 6
## FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The Company had the following foreign currency contracts as of December 31, 2003:

| | Amount | Exchange rate | Value date |
|---|---|---|---|
| Sold US$ | 10 | 7.3880 | 02/04/04 |
| Sold US$ | 10 | 7.4630 | 03/04/04 |
| Sold US$ | 10 | 7.4712 | 05/15/04 |
| Sold US$ | 10 | 7.4075 | 07/01/04 |
| Sold US$ | 10 | 7.6197 | 11/22/04 |
| Sold US$ | 10 | 6.8035 | 01/18/05 |

Unrealized gain on foreign currency contracts as of December 31, 2003 were NOK 41 million. Realized net gain on foreign currency contracts in the period from January 1, 2003 until December 31, 2003 were NOK 68 million.

The Company had the following foreign currency options as of December 31, 2003:

| | Amount | Exchange rate | Value date |
|---|---|---|---|
| Option to sell US$ | 10 | 6.5995 | 03/26/04 |
| Option to sell US$ | 10 | 6.5705 | 04/21/04 |

## NOTE 7
## INTEREST RATE SWAP AGREEMENTS

The Company had the following interest rate swap agreements as of December 31, 2003:

| Notional amount | Receive rate | Pay rate | Length of contract |
|---|---|---|---|
| 334 (US$ 50 mill.) | 3 month LIBOR | 3.34% | 11/15/02–11/15/07 |
| 334 (US$ 50 mill.) | 3 month LIBOR | 3.31% | 11/15/02–11/15/07 |
| 100 | 7.50% fixed | 3 month NIBOR | 11/19/03–11/19/08 |

## NOTE 8
## OTHER ITEMS

Smedvig asa has the majority of the ownership interest in the limited company KS Smedvig Production Contracting (KS SPC). Both Smedvig asa and KS SPC were involved in the Balder dispute. Following the Balder rulings, Smedvig asa had to expense:

| | |
|---|---|
| Share of loss in KS SPC | (551) |
| Loss related to the other participants in KS SPC | (94) |
| **Total** | **(645)** |

Due to the fact that the limited capital in KS SPC has been paid in and Smedvig had joint liability against Esso, Smedvig asa also had to expense the loss related to the other participants.

## NOTE 9
## INCOME TAXES

Specification of differences between income before income taxes and the basis for tax calculation.

| BASIS FOR THIS YEAR'S TAX CALCULATION | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income before income taxes | (419) | 116 | 6 |
| Other permanent differences | (34) | 16 | 10 |
| Change in temporary differences | (32) | (105) | 95 |
| **Basis for tax calculation** | **(485)** | **27** | **111** |

| INCOME BEFORE INCOME TAXES | | | |
|---|---|---|---|
| Change in deferred tax assets | 127 | (37) | (4) |
| **Income taxes** | **127** | **(37)** | **(4)** |

**CALCULATION OF DEFERRED TAX ASSETS:**

| TEMPORARY POSITIVE DIFFERENCES | | | |
|---|---|---|---|
| Unrealized gain forward contracts (included share in limited partnership) | 50 | 61 | - |
| Tax allocation on gains on sale of assets | 5 | 6 | 8 |
| **Temporary positive differences** | **55** | **67** | **8** |

| TEMPORARY NEGATIVE DIFFERENCES | | | |
|---|---|---|---|
| Pension liabilities | (3) | (2) | (1) |
| Fixed assets | (1) | (1) | (1) |
| Shares | (132) | (132) | (132) |
| Unrealized loss swap contracts | (6) | (50) | (96) |
| **Temporary negative differences** | **(142)** | **(185)** | **(230)** |
| Loss carried forward | (702) | (219) | (246) |
| Total temporary differences after deduction of loss carry forward | (789) | (337) | (468) |
| **Deferred tax assets (28%)** | **221** | **94** | **131** |

## NOTE 10
## OTHER TANGIBLE ASSETS

| OFFICE EQUIPMENT AND CARS | 2003 |
|---|---|
| Original cost at January 1, 2003 | 3 |
| Additions | - |
| Disposals | (1) |
| Cost at December 31, 2003 | 2 |
| Accumulated depreciation December 31, 2003 | (1) |
| **Book value at December 31, 2003** | **1** |
| Depreciation for the year | - |
| Depreciation percentage | 10-30 |

## NOTE 11
## INVESTMENTS IN SUBSIDIARIES

| COMPANY | Office | Ownership interest | Book value [1] | Equity[1] | Result [1] |
|---|---|---|---|---|---|
| Smedvig Production Contracting AS | Stavanger | 100% | 7,461 | 3,802 | (18,661) |
| Smedvig Asia Limited | Hong Kong | 100% | 212,862 | 458,188 | (63,953) |
| Smedvig Offshore AS | Stavanger | 100% | 49,100 | 66,498 | 33,647 |
| AS Smedvig Prodrill | Stavanger | 100% | 57,949 | 63,487 | 66,082 |
| Smedvig Engineering AS | Stavanger | 100% | 500 | 1,779 | 43 |
| Smedvig Insurance Ltd. | Bermuda | 100% | 813 | 42,418 | 16,126 |
| Smedvig Rig AS | Stavanger | 100% | 2,300,000 | 2,768,031 | 452,055 |
| Smedvig Drilling XI AS | Stavanger | 100% | 500 | 528 | 13 |
| Smedvig Drilling XII AS | Stavanger | 100% | 1,924 | 1,681 | 53 |

## NOTE 12
## RECEIVABLES FROM GROUP COMPANIES AND ASSOCIATED COMPANIES

| RECEIVABLES | 2003 | 2002 | 2001 |
|---|---|---|---|
| Receivables from subsidiaries | 453 | 339 | 415 |
| *Subordinated loans:* | | | |
| Roxar AS | 5 | 10 | 15 |
| Smedvig Production Contracting AS | 25 | 25 | 28 |
| **Total** | **483** | **374** | **458** |

Terms of repayment are individual for each loan. The subordinated loans carry no interest, whereas the other receivables carry interest at market rates.

## NOTE 13
## SHAREHOLDERS' EQUITY

The Company has two classes of common stock, A shares and B shares. The Class B shares do not carry a right to vote at the general meetings. Otherwise, holders of Class B shares have the same rights and privileges as the holders of the Class A shares. Further information is presented in note 13 to the Consolidated Financial Statements.

| | Share Capital | Share premium reserve | Other equity |
|---|---|---|---|
| Equity January 1, 2003 | 822 | 1,733 | 952 |
| Treasury shares | (10) | - | (20) |
| Net income after dividends payable | - | - | (392) |
| **Equity December 31, 2003** | **812** | **1,733** | **540** |

## NOTE 14
## PENSION PLANS

The Company has a pension plan that covers the Company's employees.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Accumulated benefit obligations | 8 | 8 | 7 |
| Effect of projected future compensation levels | 5 | 5 | 3 |
| Projected benefit obligations | 13 | 13 | 10 |
| Plan assets at market value | (9) | (8) | (9) |
| Unrecognized gains (losses) | (2) | (3) | - |
| Accrued pension liability before social security | 2 | 2 | 1 |
| Social security | 1 | - | - |
| **Accrued pension liabilities** | **3** | **2** | **1** |

Assumptions used in calculation of pension obligations as at year-end:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Rate of compensation increase at the end of year | 3.5% | 4.0% | 4.0% |
| Discount rate at the end of year | 6.0% | 6.0% | 6.0% |
| Prescribed pension index factor | 3.0% | 3.0% | 3.0% |
| Expected return on plan assets for the year | 7.0% | 7.0% | 7.0% |

The pension plan assets consist of bank deposits, fixed income securities, equities and real estate.

| ANNUAL PENSION COSTS | 2003 | 2002 | 2001 |
|---|---|---|---|
| Present value of this year's earned pensions | 1 | 1 | 1 |
| Interest expense on pension liabilities | 1 | - | - |
| Gross pension costs | 2 | 1 | 1 |
| **Net pension costs** | **2** | **1** | **1** |

## NOTE 15
## LONG-TERM INTEREST BEARING DEBT

The Company has issued bonds at NOK 480 million at December 31, 2003.
Long-term interest bearing debt at December 31, 2003 is payable as follows:

| YEAR | |
|---|---|
| 2006 | 230 |
| 2007 | - |
| 2008 | 250 |
| ***Total*** | **480** |

## NOTE 16
## OTHER SHORT-TERM LIABILITIES

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Withheld taxes, social security and vacation payment | 5 | 5 | 5 |
| Accrued interest expenses | 8 | 72 | 117 |
| Other short-term debt | 205 | 204 | 206 |
| ***Total*** | **218** | **281** | **328** |

*Other short-term debt includes interest bearing commercial papers of NOK 200 million issued in November and December 2003.*

## NOTE 17
## GUARANTEES

**GUARANTEES**

Smedvig asa has issued guarantees amounting to NOK 434 million.

# Auditor's Report

To the Annual Shareholders' Meeting of Smedvig asa

## AUDITOR'S REPORT FOR 2003

### RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

We have audited the annual financial statements of Smedvig asa as of December 31, 2003, showing a loss of NOK 291,149,272 for the parent company and a loss of NOK 87,945,000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the Group accounts. These financial statements and Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

### BASIS OF OPINION

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

### OPINION

In our opinion,

- the financial statements are prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in accordance with good accounting practice in Norway
- the Company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good accounting practice in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with the law and regulations.

Stavanger, March 24, 2004
KPMG AS

Aage K. Seldal
State Authorized Public Accountant

| | |
|---|---|
| nual General Meeting | April 27 |
| hare quoted excl. dividend | April 28 |
| yment of dividend | May 24 |
| sults 1st quarter | April 21 |
| sults 2nd quarter | August 10 |
| sults 3rd quarter | October 21 |


**SMEDVIG asa**

nnestadveien 28

O. Box 110, N-4001 Stavanger

hone: +47 51 50 99 00

ax: +47 51 50 96 88

egistered number: 953 114 828

eb-site: www.smedvig.com

mail: smedvig@smedvig.no

ugin: www.huginonline.no/SME

**MOBILE UNITS**

Finnestadveien 28

P.O.Box 110, N-4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 99 77

**TENDER RIGS**

c/o 150 Beach Road # 28-01/06

Gateway West

ingapore 189721

hone: +65 6294 2422

ax: +65 6296 7380/6296 7371

**WELL SERVICES**

nnestadgeilen 7

O. Box 110, N-4001 Stavanger

hone: +47 51 50 99 00

ax: +47 51 50 98 00


order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 995, Smedvig cautions that statements in this report which are forward looking and which provide other than storical information, involve risks and uncertainties that may cause the Company's actual results of operations differ materially from those expressed or implied by these forward looking statements. Please see medvig's Annual Report on Form 20-F for the fiscal year ended 2002 for a more complete discussion of these k factors.

★ Smedvig

SMEDVIG asa

[illegible]adveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88

[illegible]gistration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.com, Hugin: www.huginonline.no/SME